Exhibit 99.3

OSISKO DEVELOPMENT CORP.

Management's Discussion and Analysis

For the three and twelve months ended December 31, 2025

The following management discussion and analysis ("MD&A") of the operations and financial position of Osisko Development Corp. and its subsidiaries ("Osisko Development" or the "Company") for the three and twelve months ended December 31, 2025 ("Q4 2025") should be read in conjunction with the Company's audited consolidated financial statements and related notes for year ended December 31, 2025 and 2024, which have been prepared in accordance with IFRS Accounting Standards ("IFRS") as issued by the International Accounting Standards Board. Management is responsible for the preparation of the audited consolidated financial statements and other financial information relating to the Company included in this MD&A. Unless otherwise noted, all monetary amounts included in this MD&A are expressed in Canadian dollars, the Company's reporting and functional currency. Assets and liabilities of the subsidiaries that have a functional currency other than the Canadian dollar are translated into Canadian dollars at the exchange rate in effect on the balance sheet date and revenues and expenses are translated at the average exchange rate over the reporting period. This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the "Cautionary Note Regarding Forward-Looking Statements" section. This MD&A is dated as of March 27, 2026, the date the Board of Directors approved the Company's audited consolidated financial statements for the year ended December 31, 2025, following the recommendation of the Company's Audit and Risk Committee.

Osisko Development is a mineral exploration and development company focused on the acquisition, exploration and development of precious metals resource properties in continental North America. The Company exists under the Canada Business Corporations Act and is focused on developing its principal mining asset, the Cariboo Gold Project located in British Columbia, Canada (the "Cariboo Gold Project") as well as its Tintic project, located in Utah, U.S.A. (the "Tintic Project"). Osisko Development's common shares (the "Common Shares") are listed on the New York Stock Exchange ("NYSE") and the TSX Venture Exchange ("TSX-V") under the symbol "ODV".

Osisko Development Corp.	Management's Discussion and Analysis
For the three and twelve months ended December 31, 2025

Non-IFRS Financial Measures

This MD&A contains certain non-IFRS (as defined herein) measures including, "all-in sustaining cost" (or "AISC"), "cash cost", "free cash flow" and "adjusted working capital". All-in sustaining cost per gold ounce is defined as production costs less silver sales plus general and administrative, exploration, other expenses and sustaining capital expenditures divided by gold ounces. Cash costs are a non-IFRS measure reported by the Company on an ounces of gold sold basis. Cash costs include mining, processing, refining, general and administration costs and royalties but exclude depreciation, reclamation, income taxes, capital and exploration costs for the life of the mine. Free cash flow is calculated as cash flow from mine-site operating activities less capital expenditures. Management believes that such measures provide investors with an improved ability to evaluate the performance of the Company. Non-IFRS measures do not have any standardized meaning prescribed under IFRS and, therefore, they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS, such as cost of sales.

Adjusted working capital

Non-IFRS financial measures include the adjusted working capital to supplement the Company's audited consolidated financial statements. The Company believes that this measure, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The adjusted working capital does not have any standardized meaning prescribed under IFRS and therefore may not be comparable to similar measures employed by other companies. The adjusted working capital is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The adjusted working capital is calculated as follows:

	December 31, 2025	December 31, 2024
(In thousands of dollars)	$	$

Current assets	479,811	123,250
Current liabilities	(331,851)	(144,501)
Working Capital	147,960	(21,251)
Warrant Liability (current liabilities)	225,000	67,852
Adjusted working capital	372,960	46,601

Cautionary Note Regarding Forward-Looking Statements

Except for the statements of historical fact contained herein, the information presented in this MD&A constitutes "forward-looking information" within the meaning of applicable Canadian Securities Laws concerning the business, operations, plans and financial performance and condition of the Company (collectively, the "Forward-Looking Information"). Often, but not always, Forward-Looking Information can be identified by words such as "plans", "expects", "may", "should", "could", "will", "budget", "objective", "strategy", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes", "potential", "proposed", or variations including negative variations thereof, of such words and phrases that refer to certain actions, events or results that may, could, would, might or will occur or be taken or achieved.

Forward-Looking Information involves known and unknown risks, uncertainties and other factors which may cause the actual plans, results, performance or achievements of the Company to differ materially from any future plans, results, performance or achievements expressed or implied by the Forward-Looking Information. Such factors include, among others: risks relating to capital markets and the availability of future financing, including project financing, on the term acceptable to the Company (or at all); the ability of the Company to meet its financial obligations as they become due; actual operating cash flows, free cash flows, operating costs and other costs differing materially from those anticipated; changes in project parameters and assumptions; project infrastructure requirements and anticipated processing methods, whether or not the capital and operating costs outlined in the Cariboo Technical Report can be achieved, exploration expenditures differing materially from those anticipated; actual results of current exploration activities; variations in mineral resources, mineral reserves, mineral production, grades or recovery rates or optimization efforts and sales; failure to obtain, or delays in

Osisko Development Corp.	Management's Discussion and Analysis
For the three and twelve months ended December 31, 2025

obtaining, governmental approvals or financing or in the completion of development or construction activities; uninsured risks, including, but not limited to, pollution, cave-ins or hazards for which insurance cannot be obtained; regulatory changes, defects in title; availability or integration of personnel, materials and equipment; risks relating to foreign operations; inability to recruit or retain management and key personnel; performance of facilities, equipment and processes relative to specifications and expectations; unanticipated environmental impacts on operations; community, non-governmental and governmental actions and the impact of stakeholder actions; market prices; production, construction and technological risks or capital requirements and operating risks associated with the operations or an expansion of the operations, dilution due to future equity financings, fluctuations in gold, silver and other metal prices and currency exchange rates; the potential impact of tariffs and other trade restrictions; uncertainty relating to future production and cash resources; inability to successfully complete new development projects, planned expansions or other projects within the timelines anticipated; inability to achieve the business objectives and project milestones as anticipated; results of additional work program and exploration; adverse changes to market, political and general economic conditions or laws, rules and regulations applicable to the Company; outbreak of diseases and public health crises; the possibility of project cost overruns or unanticipated costs and expenses; accidents, labour disputes, community and stakeholder protests and other risks of the mining industry; failure of plant, equipment or processes to operate as anticipated; risk of an undiscovered defect in title or other adverse claim; factors discussed under the heading "Risk and Uncertainties" in this MD&A and "Risk Factors" in the Company's annual information form for the year ended December 31, 2025; and other risks, including those risks set out in the continuous disclosure documents of the Company, which are available on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under the issuer profiles of the Company.

In addition, Forward-Looking Information herein is based on certain assumptions and involves risks related to the business of the Company. Forward-Looking Information contained herein is based on certain assumptions, including, but are not limited to, interest and exchange rates; the price of gold, silver and other metals; competitive conditions in the mining industry; title to mineral properties; financing and funding requirements; general economic, political and market conditions; and changes in laws, rules and regulations applicable to the Company.

Although the Company has attempted to identify important factors that could cause plans, actions, events or results to differ materially from those described in Forward-Looking Information in this MD&A, there may be other factors that cause plans, actions, events or results not to be as anticipated, estimated or intended. There is no assurance that such statements will prove to be accurate as actual plans, results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on Forward-Looking Information in this MD&A. All of the Forward-Looking Information in this MD&A is qualified by these cautionary statements.

Certain Forward-Looking Information and other information contained herein concerning the mining industry and the expectations of the Company concerning the mining industry and the Company are based on estimates prepared by the Company using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, this data is inherently imprecise. While the Company is not aware of any misstatement regarding any industry data presented herein, the mining industry involves risks and uncertainties that are subject to change based on various factors.

Readers are cautioned not to place undue reliance on Forward-Looking Information. The Company does not undertake any obligation to update any of the Forward-Looking Information in this MD&A, except as required by law.

Cautionary Note to U.S. Investors Regarding the Use of Mineral Reserve and Mineral Resource Estimates

The Company is subject to the reporting requirements of the applicable Canadian Securities Laws, and as a result reports information regarding mineral properties, mineralization and estimates of mineral reserves and mineral resources in accordance with Canadian reporting requirements, which are governed by National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101"). As such, the information contained in this MD&A concerning mineral properties, mineralization and estimates of mineral reserves and mineral resources is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the U.S. Securities and Exchange Commission.

Osisko Development Corp.	Management's Discussion and Analysis
For the three and twelve months ended December 31, 2025

1.OUR BUSINESS

Osisko Development is a Canadian-based exploration and development company focused on past-producing properties located in mining friendly jurisdictions with district scale potential. The Company's objective is to become a continental North American intermediate precious metals producer, through the development of its fully permitted flagship Cariboo Gold Project and the advancement of a portfolio of other development projects and investments with potential for value creation. As of December 31, 2025, the Company's principal mining asset, the Cariboo Gold Project, is owned and operated through its wholly-owned subsidiary, Barkerville Gold Mines Ltd. ("Barkerville"). In addition, the Company's Tintic Project (including, the Trixie test mine) is owned and operated by its wholly-owned subsidiary, Tintic Consolidated Metals LLC ("Tintic").

As an exploration and development stage corporation, the Company does not generate sufficient cash flows to advance the evaluation and development of its various projects and properties and has historically relied on equity and debt funding to maintain financial liquidity. Continued adequate financial liquidity is dependent on management's ability to secure additional future financings; however, there can be no assurance that the Company will be able to obtain adequate financings in the future, or to complete such financings on terms favourable to the Company (refer to section 9.1 – Liquidity and Capital Resources).

The accompanied audited consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to twelve months from the end of the reporting period. The working capital and adjusted working capital(1) positions as at December 31, 2025 combined with the available credit facilities and the proceeds received from subsequent equity financing completed after period end will not be sufficient to meet the Company's obligations, commitments and forecasted expenditures up to March 2027 (refer to section 10.2 – Financings for more details on the subsequent equity financing completed after period end). Management is aware, in making its assessment, of material uncertainties related to events and conditions that may cast a substantial doubt upon the Company's ability to continue as a going concern and accordingly, the appropriateness of the use of accounting principles applicable to a going concern (refer to Note 1 to the Financial Statements for more details).

2.FINANCIAL AND OPERATING HIGHLIGHTS

The table below provides selected financial information relating to Osisko Development's performance for the three and twelve months ended December 31, 2025 and relevant comparable period in 2024 adjusted to exclude operations from Sapuchi presented as discontinued activities (refer to section 15 – Discontinued operations for more details):

	Three months ended		Year ended
	December 31,		December 31,
	2025	2024	2025	2024
(In thousands of dollars)	$	$	$	$

Revenues	24,210	—	35,478	4,560
Operating income (loss)	8,665	(19,783)	(81,725)	(62,388)

Net income (loss) from continuing activities	61,227	(7,648)	(159,474)	(57,253)
Net income (loss) from discontinued activities(i)	4,777	(8,165)	(9,538)	(29,090)
Net income (loss)	66,004	(15,813)	(169,012)	(86,343)

Basic and diluted net loss per share from continuing operations	0.24	(0.06)	(0.89)	(0.61)

Net cash flows provided by (used in) continuing operating activities	5,271	(15,587)	(27,872)	(43,236)
Net cash flows provided by (used in) discontinued operating activities(i)	6,666	(2,149)	2,873	(9,069)
Net cash flows used in operating activities	11,937	(17,736)	(24,999)	(52,305)

Statistics
Meters drilled – Infill drill program (gold)	9,161	2,724	18,940	2,724
Meters drilled – Exploration (copper)	—	544	2,596	2,869
Gold sold (ounces)	3,970	0	6,240	1,471

i)	The net income (loss) from discontinued activities and the Net cash flows provided by (used in) discontinued operations are related to Sapuchi. Please refer to Discontinued Operations section of this MD&A for more details.

(1) Refer to section "Non-IFRS Financial Measures".

Osisko Development Corp.	Management's Discussion and Analysis
For the three and twelve months ended December 31, 2025

Selected Annual Information

The table below summarizes selected annual financial information for the financial years ended December 31, 2025, 2024 and 2023. The comparative periods are adjusted to present Sapuchi’s operations as discontinued activities (refer to section 15 – Discontinued operations for more details) (all information provided below are in thousands of dollars, except for per share amounts):

As at and for the period then ended,	December 31, 2025	December 31, 2024	December 31, 2023
	$	$	$

Revenues	35,478	4,560	22,811
Operating loss	(81,725)	(62,388)	(206,468)
Net loss	(169,012)	(86,343)	(181,873)
Loss per share (basic & diluted)	(0.89)	(0.92)	(2.21)
Total assets	1,262,274	856,902	763,880
Cash and cash equivalent	422,283	106,653	43,455
Total liabilities	579,585	286,273	178,692
Total non-current financial liabilities(1)	135,415	5,503	5,102

3.HIGHLIGHTS – Q4 2025

The following summarizes Osisko Development's financial and operational highlights in Q4 2025:

Operations and financial information
Three months ended December 31, 2025 and 2024
Continuing activities
●	In Q4 2025, the Company generated $24.2 million in revenue and incurred operating income of $8.7 million, compared to nil revenue and a $19.8 million operating loss in Q4 2024. The increase in revenue in Q4 2025 compared to Q4 2024 is primarily attributable to the sale of gold from the Tintic Project, including from the heap leach project undertaken to process certain tailings and stockpiled material, as well as small-scale mining by care & maintenance staff. The operating income in Q4 2025 compared to the operating loss in Q4 2024 is mainly due to the revenues generated in Q4 2025.
●	In Q4 2025, the Company incurred net income of $61.2 million, compared to a net loss of $7.6 million in Q4 2024. The increase in income was primarily due to the higher revenues discussed above and an decrease in the fair value of the warrant liability in Q4 2025 compared to Q4 2024. The change in the fair value of the warrant liability in Q4 2025 was mainly attributable to valuation assumptions utilized in determining the fair value of the warrants. There are no circumstances in which the Company would be required to pay any cash upon exercise or expiry of the warrants.
●	The net cash flows provided by operating activities in Q4 2025 amounted to $6.2 million, compared to cash flows used in operating activities of $15.6 million in Q4 2024. The cash inflow is primarily due to the variance in operating income discussed above.
●	Additions to mining interests, property, plant and equipment, as well as exploration and evaluation expenses, totaled $64.3 million in Q4 2025, compared to $13.0 million in Q4 2024. The increase is primarily due to the ramp up of the Cariboo Gold Project including: underground development, Bonanza Ledge water treatment plant expansion, Ballarat Camp expansion, sediment control pond, mine waste rock storage facility construction and other pre-construction and detailed engineering work.

Osisko Development Corp.	Management's Discussion and Analysis
For the three and twelve months ended December 31, 2025

●	Net cash inflows provided by financing activities amounted to $80.2 million in Q4 2025, compared to cash inflows of $86.0 million in Q4 2024. The decrease in cash inflows in Q4 2025 is due to lower proceeds from fewer financing transactions compared to Q4 2024. On October 29, 2025, the Company completed the 2025 October Private Placement, as described herein, for aggregate gross proceeds of approximately $82.5 million. In 2024, the Company completed the 2024 Non-Brokered Private Placement and the 2024 Brokered Private Placement, as described herein. Following completion of the 2024 Non-Brokered Private Placement and the 2024 Brokered Private Placement, the Company also made mandatory prepayments under the 2024 Credit Facility totaling US$25.0 million ($35.0 million) in October and November 2024.
Year ended December 31, 2025 and 2024
Continuing activities
●	During the year ended December 31, 2025, the Company generated $35.5 million in revenue and incurred an operating loss of $81.7 million, compared to $4.6 million of revenue and a $62.4 million operating loss in 2024. The increase in revenue in Q4 2025 compared to Q4 2024 is primarily attributable to the sale of gold from the Tintic Project, including from the heap leach project undertaken to process certain tailings and stockpiled material, as well as small-scale mining activities carried out by care & maintenance staff. In 2024, revenues were related to the residual production from the Trixie test mine. The higher operating loss in 2025 compared to 2024 is mainly due to higher costs and salaries related to the bulk sample and other care and maintenance activities at the Cariboo Gold Project, environmental rehabilitation costs of $23.7 million not associated with any recognized asset and, an impairment charge of $25.8 million recorded in the first quarter of 2025 related to the QR Mill.
●	During the year ended December 31, 2025, the Company incurred a net loss of $159.5 million, compared to a net loss of $57.3 million in 2024. The increase in net loss is primarily due to the increase in operating loss discussed above and an increase in the fair value of the warrant liability in 2025 compared to 2024, partially offset by foreign exchange gains related to variation in exchange rates. The change in the fair value of the warrant liability in 2025 is mainly attributed to the appreciation in the Company's share price and the issuance of warrants in connection with the concurrent non-brokered and brokered private placements completed in Q3 2025. There are no circumstances in which the Company would be required to pay any cash upon exercise or expiry of the warrants.
●	The net cash flows used in operating activities in 2025 amounted to $27.0 million, compared to $43.2 million in 2024. The decrease in cash outflows is primarily due to the movement discussed above.
●	Additions to mining interests, property, plant and equipment, as well as exploration and evaluation expenses, totaled $104.1 million in 2025, compared to $45.7 million in 2024. The increase is primarily due to the Cariboo Gold Project ramp up as described above.
●	Net cash inflows provided by financing activities amounted to $446.9 million in 2025, compared to cash inflows provided from financing activities of $145.5 million in 2024. The increase in cash inflows in 2025 is due to the closing of the 2025 Financing Facility as described herein, which included an initial draw of US$100 million ($137.2 million) partially offset by the repayment of the remaining US$25 million ($34.2 million) related to the 2024 Credit Facility, gross proceeds from the 2025 August Private Placement, as described herein, of approximately US$203.1 million ($280.4 million), and gross proceeds of approximately $82.5 million from the 2025 October Private Placement. In 2024, the Company completed the 2024 Brokered Private Placement for aggregate gross proceeds of approximately US$57.5 million ($80.0 million), and the 2024 Non-Brokered Private Placement for aggregate gross proceeds of approximately US$34.5 million ($46.8 million). Additionally, during the year ended December 31, 2024, the Company drew an aggregate US$50 million ($67.7 million) under the 2024 Credit Facility. Following the completion of the 2024 Non-Brokered Private Placement and 2024 Brokered Private Placement, and pursuant to the 2024 Credit Facility agreement described below, the Company made mandatory prepayments under the 2024 Credit Facility totaling US$25.0 million ($35.0 million) in October and November 2024.

Osisko Development Corp.	Management's Discussion and Analysis
For the three and twelve months ended December 31, 2025

Project Updates

Three months ended December 31, 2025:
●	During the Q4 2025, the Company released new infill drilling results from its ongoing 13,000 meter underground infill drilling program in the Lowhee Zone of its Cariboo Gold Project. An aggregate total of 5,983 meters of drilling was completed, representing approximately 44% of the total planned program.

●	On November 24, 2025, the Company announced that it entered into a securities purchase agreement with Axo Copper Corp. (“Axo”) to sell a 100% interest in the San Antonio Gold Project located in Sonora State, Mexico. The transaction closed on January 27, 2026.

●	On December 8, 2025, the Company announced the launch of a fully-funded 70,000-meter exploration drilling campaign aimed at targeting new discoveries at its Cariboo Gold Project.

Financing Updates
●	On October 29, 2025, the Company completed the 2025 October Private Placement of 15,409,798 Common Shares for aggregate gross proceeds of approximately $82.5 million comprised of the following issuances:

LIFE Offering:

o	2,990,000 Common Shares that qualified as "flow-through shares" ("FT Shares") within the meaning of subsection 66(15) of the Income Tax Act (Canada) (the "Tax Act") at a price of $6.69 per FT Share for gross proceeds of approximately $20.0 million;
o	1,444,000 Common Shares to certain eligible British Columbia resident subscribers (the “BC FT Shares”) that qualified as "flow-through shares" within the meaning of subsection 66(15) of the Tax Act at a price of $6.93 per BC FT Share for gross proceeds of approximately $10.0 million; and
o	4,182,000 Common Shares at a price of $4.78 per Common Share for gross proceeds of approximately $20.0 million.

Concurrent Private Placement:

o	6,793,798 Common Shares at a price of $4.78 per Common Share for gross proceeds of $32.5 million pursuant to exemptions available under NI 45-106, other than the LIFE Exemption.
Corporate Updates and Investment Updates
●	On October 17, 2025, the Company participated, through its wholly‑owned subsidiary Barkerville, in a bought‑deal private placement completed by Falco Resources Ltd. ("Falco"), acquiring 6,250,000 units at a price of $0.32 per unit for aggregate consideration of approximately $2.0 million. Each unit comprised one common share and one‑half of one common share purchase warrant of Falco. Following completion of the transaction, the Company held approximately 15.9% of Falco’s issued and outstanding common shares on a basic basis and approximately 17.1% on a partially diluted basis. The securities were acquired for investment purposes.
●	On November 3, 2025, the Company announced the appointment Mr. Scott Smith as Vice President, Exploration effective November 1, 2025.

Osisko Development Corp.	Management's Discussion and Analysis
For the three and twelve months ended December 31, 2025

●	On December 18, 2025, the Company, together with Electric Elements Mining Corp., participated in a private placement completed by Niobay Metals Inc. ("Niobay"), acquiring 8,571,429 units at a price of $0.14 per unit for aggregate consideration of approximately $1.2 million. Each unit consisted of one common share and one common share purchase warrant of Niobay. Following completion of the transaction, the Company, together with Electric Elements as a joint actor, held approximately 12.3% of Niobay’s issued and outstanding common shares on a basic basis and approximately 16.2% on a partially diluted basis. The securities were acquired for investment purposes.

4.SUBSEQUENT TO Q4 2025

Projects

●	On January 27, 2026, the Company completed the previously announced sale of its 100% interest in the San Antonio Gold Project located in Sonora State, Mexico, to Axo through the sale of Sapuchi Minera (refer to section 15 – Discontinued Operations for more details).
●	On February 11, 2026, the Company announced new infill drilling results from its ongoing 13,000-meter program in the Lowhee Zone of its Cariboo Gold Project. An aggregate total of 11,025 meters of drilling was completed, representing approximately 80% of the total planned program.

Corporate and Financing

●	On February 2, 2026, the Company appointed Ms. Sarah Harrison as Vice President, Permitting and Compliance.
●	On February 3, 2026, the Company completed its previously announced prospectus offering of Common Shares. The Company issued an aggregate of 40,607,650 Common Shares at a price of US$3.54 per Common Share for aggregate gross proceeds of US$143,751,081 (refer to the section 10.2. Financings for more details).
●	On February 9, 2026, the Company entered into a definitive Project and Construction Management Services Agreement with JDS Energy & Mining Inc. for the development of the Cariboo Gold Project.
●	On March 9, 2026, the Company announced receipt of approximately $24.9 million from the exercise of 5,625,031 common share purchase warrants of the Company, held by certain funds advised by Appian Capital Advisory Limited.
●	On March 16, 2026, the Company announced inclusion in the VanEck Junior Gold Miners ETF ("GDXJ"), following GDXJ's semi-annual review and rebalancing announced on March 13, 2026, which became effective at the close of markets on March 20, 2026.

Health and Safety

●	On January 22, 2026, a contractor working on surface activities suffered a fatal injury following an isolated incident at the Cariboo Gold Project. The Company promptly notified appropriate authorities, and an investigation of the incident was initiated. Activities at the project site were temporarily suspended to allow for completion of an investigation. On March 2, 2026, resumption of planned site activities was announced, following the successful implementation of a phased gradual reopening plan of surface and underground activities over several preceding weeks, in coordination with and approval from the relevant regulatory authorities, and with a focus on ensuring the health and safety of all employees and contractors.

5.MANAGEMENT AND BOARD COMPOSITION

The Board of Directors of Osisko Development is composed of Sean Roosen (Chair), Charles E. Page (Lead Director), Michele McCarthy, Duncan Middlemiss, David Danziger, Stephen Quin and Susan Craig. With the exception of Ms. Craig who was appointed on June 16, 2025, all members of the Board of Directors were elected at the Company's annual meeting of shareholders held on May 7, 2025.

Management of Osisko Development includes Sean Roosen (Chair of the Board of Directors and Chief Executive Officer), Chris Lodder (President), Alexander Dann (Chief Financial Officer and Vice President, Finance), David Rouleau (Vice

Osisko Development Corp.	Management's Discussion and Analysis
For the three and twelve months ended December 31, 2025

President, Project Development), Laurence Farmer (General Counsel and Vice President, Strategic Development), Scott Smith (Vice President, Exploration), Philip Rabenok (Vice President, Investor Relations) and Sarah Harrison (Vice President, Permitting and Compliance).

6.EXPLORATION AND EVALUATION / MINING DEVELOPMENT ACTIVITIES

As of the date of this MD&A, the Cariboo Gold Project is the only material property of the Company within the meaning of NI 43-101. The following sets out certain objectives for the Cariboo Gold Project and other ancillary work in 2026, together with the estimated timing and associated costs for each respective activity, based on the Company's reasonable expectations, intended courses of action and current assumptions as of the date of this MD&A.

Activity	Expected Timing of Completion[2]	Anticipated 2026 Costs[1]
Cariboo Gold Project
Underground Development (including production drilling)	Q4 2026	$40.2 million
Underground infill drilling (13,000 meters)[3]	Q2 2026	$0.6 million
Regional surface exploration drilling	Q4 2026	$6.8 million
Mine design, processing, water management, infrastructure and other	Q4 2026	$9.9 million
Underground Infill Drilling to Convert Mineral Resources to Mineral Reserves	Q4 2026	$1.8 million
Surface (Directional) Drilling to expand Mineral Resource Estimate at depth (up to 300 metres below current Mineral Resource Estimate)	Q4 2026	$2.5 million

Note:

1.	The expenditures disclosed in this table include amounts approved by the Board of Directors as at March 2026. Additional expenditures will be required to complete certain of the objectives and are subject to approval by the Board of Directors.
2.	For the portion of activities to be incurred in 2026
3.	Underground expenditure which contributes towards satisfying one of the conditions to the subsequent draw under the 2025 Financing Facility

Readers are cautioned that the above represents the opinions, assumptions and estimates of management considered reasonable at the date the statements are made and, are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those described above.

See "Cautionary Note Regarding Forward Looking Statements".

6.1.Cariboo Gold Project – British Columbia, Canada

The Cariboo Gold Project is a fully permitted advanced stage gold development project 100%-owned by the Company located in the historic Wells-Barkerville mining camp, in the District of Wells, central British Columbia, Canada, that extends for approximately 77 kilometres from northwest to southeast. The Company's total land package consists of 443 mineral and placer titles which cover an area of approximately 186,740 hectares. On November 21, 2019, OR Royalties Inc. ("OR") acquired the Cariboo Gold Project through the acquisition of Barkerville. The Cariboo Gold Project was part of the OR contributed assets that created the Company on November 25, 2020.

Technical Reports and Mineral Resource Estimate

On June 11, 2025, the Company filed a technical report titled "NI 43-101 Technical Report, Feasibility Study for the Cariboo Gold Project, District of Wells, British Columbia, Canada" and dated June 11, 2025 in respect of the feasibility study for the Cariboo Gold Project ("2025 FS"), which was prepared in accordance with NI 43-101 with an effective date of April 25, 2025 (the "Cariboo Technical Report"). A copy of the Cariboo Technical Report is available on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under Osisko Development's issuer profile.

Scientific and technical information in this MD&A relating to the 2025 FS in respect of the Cariboo Gold Project is supported by the Cariboo Technical Report. The 2025 FS and Cariboo Technical Report have been prepared by, reviewed and

Osisko Development Corp.	Management's Discussion and Analysis
For the three and twelve months ended December 31, 2025

approved by independent representatives of BBA (Mathieu Belisle, P.Eng., Amanda Fitch, P.Eng.), InnovExplo Inc. (Carl Pelletier, P.Geo., Tessa Scott, P.Geo., Eric Lecomte, P.Eng.), Alius Mine Consulting Ltd. (Sebastien Guido, P.Eng.), Falkirk Environmental Consultants Ltd. (Katherine Mueller, P. Eng., Rob Griffith, P.Eng., Nikolay Sidenko, P. Geo.), WSP Canada Inc. (Paul Gauthier, P.Eng.), M.A. O'Kane Consultants Inc. (Rachel Sawyer, P.Eng., Yapo Allé-Ando, M.A.Sc., P.Eng.), Integrated Sustainability Consultants Ltd. (AJ MacDonald, M.A.Sc., P.Eng., P.E.), Clean Energy Consulting Inc. (Philip Clark, P.Eng., P.E.), and JDS Energy & Mining Inc. (Jean-François Maillé, P.Eng.), each of whom is a "qualified person" (within the meaning of NI 43-101) and independent of Osisko Development (within the meaning of Section 1.5 of NI 43-101).

The Cariboo Technical Report supersedes the technical report titled "NI 43-101 Technical Report, Feasibility Study for the Cariboo Gold Project, District of Wells, British Columbia" (as amended) dated January 12, 2023 (with an effective date of December 30, 2022) (the “2023 FS”), which should no longer be relied upon.

The key assumptions, parameters and methods used in the 2025 FS are described in the Cariboo Technical Report. The Cariboo Technical Report is intended to be read as a whole, and sections should not be read or relied upon out of context. Reference should be made to the full text of the Cariboo Technical Report, including all assumptions, qualifications and limitations set forth therein, a copy of which is available electronically on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under Osisko Development's issuer profile and on the Company's website at https://osiskodev.com/projects/cariboo-gold.

The Cariboo Technical Report confirms strong economics for a low-impact underground operation using mechanized bulk mining methods, with attractive operating costs, manageable capital requirements, and is well-positioned to benefit from favorable macroeconomic and gold price trends. The planned processing plant and surface infrastructure design have been strategically optimized to accommodate potential future expansion options. The Cariboo Gold Project is envisioned as a traditional underground operation, employing mechanized long-hole open stoping to extract ore from gold-bearing vein corridors - an intricate network of mineralized quartz veins predominantly hosted within unmineralized sandstone. The Company anticipates that the potential development of the Cariboo Gold Project may provide a basis for progress towards the establishment of a broader mining district camp, including development of multiple deposits over several trends totaling approximately 80 km of mineralization.

A summary of the 2025 FS results is presented in the tables below:

Cariboo Gold Project 2025 FS – Key Results and Assumptions (after-tax)
Metric	Units	Base Case	Spot Prices[2]
Gold price	US$/oz	$2,400	$3,300
Exchange rate	USDCAD	1.35	1.40
Net Present Value at 5% discount	$ mm	943	2,066
Internal Rate of Return (IRR)%		22.1%	38.0%
Payback, from commercial production	years	2.8	1.6
Average annual free cash flow[1]	$ mm	158	314
Average AISC, LOM[1]	US$/oz	1,157	1,167

Notes:

Refer to the Cariboo Technical Report for the assumptions, qualifications and limitations relating to disclosure about the 2025 FS

1.	All-in sustaining costs per ounce and free cash flow are non-IFRS measures or ratios. Refer to "Non-IFRS Financial Measures" for more information.
2.	The illustrative spot price scenario is based on the LBMA gold price as of the close of business on April 23, 2025, rounded to nearest $100/oz and the USD to CAD currency exchange rate is based on the Bank of Canada daily exchange rate, rounded to nearest five cents. The illustrative spot price scenario has not been adjusted to account for any other variables which may affect after-tax NPV5%, after-tax IRR, payback from commercial production or average annual free cash flow in such scenario, including, but not limited to, changes in Company capital expenditures and increases to development, operating, financing and other costs.

Osisko Development Corp.	Management's Discussion and Analysis
For the three and twelve months ended December 31, 2025

Cariboo Gold Project 2025 FS – Project Operating and Financial Metrics
Assumptions	Units	2025 FS – Base Case[1]
Gold price	US$/oz	2,400
Exchange rate	USDCAD	1.35
Discount rate	%	5.0%
Production
Mine life	yrs	10.0
Total ore mined	kt	17,815
Peak annual throughput	tpd	4,900
Average gold head grade	g/t Au	3.62
Total contained gold	koz	2,071
Avg. gold recovery	%	92.6%
Total recovered gold, payable	koz	1,894
Avg. gold production, LOM	koz/yr	190
Avg. gold production, first 5 yrs	koz/yr	202
Operating Unit Costs
Underground mining	$/t mined	62.3
Processing	$/t mined	23.2
Water and waste management	$/t mined	5.0
Electrical transmission line	$/t mined	4.9
General and administrative	$/t mined	15.4
Total unit operating costs	$/t mined	110.7
Total operating costs	$ mm	1,921
Royalty payments	$ mm	292
Offsite charges	$ mm	143
Operating Costs
Total cash costs[2]	US$/oz	$947
AISC[2]	US$/oz	$1,157
Capital Expenditures[4]
Initial costs	$ mm	881
Sustaining costs	$ mm	426
Closure costs, net[3]	$ mm	99
Total capex	$ mm	1,406
Economics (after-tax)
Total free cash flow, LOM[2]	$ mm	1,577
Net Present Value (NPV5%)	$ mm	943
Internal Rate of Return (IRR)%		22.1%
Payback, from commercial production	yrs	2.8
Average free cash flow, first 5 yrs[2]	$ mm	296
Average free cash flow, LOM[2]	$ mm	158

Notes:

Refer to the Cariboo Technical Report for the assumptions, qualifications and limitations relating to disclosure about the 2025 FS

4.	Totals may not add up due to rounding.
5.	Cash costs, all-in sustaining costs per ounce and free cash flow are non-IFRS measures or ratios. Refer to "Non-IFRS Financial Measures" for more information. Total cash costs are presented on a per ounce payable basis inclusive of total operating costs mining costs, processing costs, site G&A costs, royalties, smelting, refining, and transportation costs. AISC are presented on a per ounce payable basis and include cash costs plus sustaining and closure costs.
6.	Closure costs are shown net of salvage value.
7.	Pre-final investment decision capital costs total $38.6 million.

Mineral Resources Estimate

The mineral resources estimate for the Cariboo Gold Project included in the 2025 FS has an effective date of April 22, 2025, and are reported exclusive of mineral reserves. Mineral resources that are not mineral reserves have not demonstrated economic viability. The mineral resources estimate have been updated to account for depletion in the Lowhee Zone due to ongoing development and bulk sample activities, as well as for changes in costs and cut-off grade assumptions.

Osisko Development Corp.	Management's Discussion and Analysis
For the three and twelve months ended December 31, 2025

There is no certainty that mineral resources will be converted into mineral reserves. Mineral resources include inferred mineral resources which have had insufficient work to classify them as indicated mineral resources. It is uncertain but reasonably expected that inferred mineral resources could be upgraded to indicated mineral resources with continued exploration.

Cariboo Gold Project 2025 FS – Mineral Resources Statement (April 22, 2025)
Category / Zone	Tonnage	Gold Grade	Contained Gold
	(000's tonnes)	(g/t)	(000's oz)
Measured
Bonanza Ledge	47	5.06	8
Indicated
Bonanza Ledge	32	4.02	4
BC Vein	1,057	3.00	102
KL	527	2.80	47
Lowhee	1,333	2.76	118
Mosquito	1,553	2.96	148
Shaft	6,121	2.92	575
Valley	2,718	2.70	236
Cow	3,991	2.91	374
Total Indicated Resources	17,332	2.88	1,604
Total Measured & Indicated	17,380	2.88	1,612
Inferred
BC Vein	596	3.17	61
KL	2,514	2.53	205
Lowhee	486	3.01	47
Mosquito	1,883	3.08	186
Shaft	7,457	3.44	826
Valley	2,470	3.01	239
Cow	3,368	2.78	301
Total Inferred Resources	18,774	3.09	1,864

Notes:

1.	The independent and qualified persons for the mineral resources estimates, as defined by NI 43-101, are Carl Pelletier, P.Geo., and Tessa Scott, P.Geo. (Norda Stelo). The effective date of the mineral resource estimate included in the 2025 FS is April 22, 2025.
2.	These mineral resources, exclusive of the reserves, are not mineral reserves and do not have demonstrated economic viability.
3.	The mineral resources estimate follows the 2014 CIM Definition Standards on Mineral Resources and Reserves and the 2019 CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines.
4.	A total of 481 vein zones were modelled for the Cow Mountain (Cow and Valley), Island Mountain (Shaft and Mosquito), Barkerville Mountain (BC Vein, KL, and Lowhee) deposits and one gold zone for Bonanza Ledge. A minimum true thickness of 2.0 m was applied, using the gold grade of the adjacent material when assayed or a value of zero when not assayed.
5.	The estimate is reported for a potential underground scenario at a cut-off grade of 1.8 g/t Au, except for Bonanza Ledge at a cut-off grade of 3.5 g/t Au. The cut-off grade for the Cow, Valley, Shaft, Mosquito, BC Vein, KL, and Lowhee deposits was calculated using a gold price of US$2,400/oz; a USDCAD exchange rate of 1.35; an underground mining cost of $66.3/t; a processing and transport cost of $30.80/t; a G&A plus Environmental cost of $22.40/t; and a sustaining CAPEX cost of $45.6/t. No changes have been applied for the Bonanza Ledge. The cut-off grade for the Bonanza Ledge deposit was calculated using a gold price of US$1,700/oz; a USDCAD exchange rate of 1.27; an underground mining cost of $79.13/t; a processing and transport cost of $65.00/t; and a G&A plus Environmental cost of $51.65/t. The cut-off grades may be re-evaluated in light of future prevailing market conditions (metal prices, exchange rate, mining cost, etc.).
6.	Density values for Cow, Shaft, Lowhee, and BC Vein were estimated using the ID2 interpolation method, with a value applied for the non-estimated blocks of 2.80 g/cm3 for Cow, 2.78 g/cm3 for Shaft, 2.74 g/cm3 for Lowhee, and 2.69 g/cm3 for BC Vein. Median densities were applied for Valley (2.81 g/cm3), Mosquito (2.79 g/cm3), and KL (2.81 g/cm3). A density of 3.20 g/cm3 was applied for Bonanza Ledge.
7.	A four-step capping procedure was applied to composited data for Cow (3.0 m), Valley (1.5 m), Shaft (2.0 m), Mosquito (2.5 m), BC Vein (2.0 m), KL (1.75 m), and Lowhee (1.5 m). Restricted search ellipsoids ranged from 7 to 50 g/t Au at four different distances ranging from 25 m to 250 m for each deposit. High grades at Bonanza Ledge were capped at 70 g/t Au on 2.0 m composited data.
8.	The gold mineral resources for the Cow, Valley, Shaft, Mosquito, BC Vein, KL, and Lowhee vein zones were estimated using Datamine StudioTM RM 1.9 software using hard boundaries on composited assays. The dilution halo gold mineralization was

Osisko Development Corp.	Management's Discussion and Analysis
For the three and twelve months ended December 31, 2025

estimated using Datamine StudioTM RM Pro 1.11. The OK method was used to interpolate a sub-blocked model (parent block size = 5 m x 5 m x 5 m). Mineral resources for Bonanza Ledge were estimated using GEOVIA GEMSTM 6.7 software using hard boundaries on composited assays. The OK method was used to interpolate a block model (block size = 2 m x 2 m x 5 m).
9.	Results are presented in situ. Ounce (troy) = metric tons x grade / 31.10348. Calculations used metric units (metres, tonnes, g/t). The number of tonnes were rounded to the nearest thousand. Any discrepancies in the totals are due to rounding effects. Rounding followed the recommendations as per NI 43-101.
10.	The qualified persons responsible for this section of the Cariboo Technical Report are not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the mineral resource estimate other than those disclosed in this MD&A and in the Cariboo Technical Report.

Mineral Reserves Estimate

The 2025 FS outlines a probable mineral reserves estimate (with an effective date of April 10, 2025) which increased slightly from the 2023 FS due to the adjustment of the cut-off-grade dictated by an accelerated ramp-up schedule to 4,900 tonnes per day ("tpd") throughput relative to the 2023 FS. Only mineral resources that were classified as measured and indicated were given economic attributes in the mine design and when demonstrating economic viability were classified as mineral reserves. Mineral resources are not mineral reserves and economic viability of mineral resources that are not mineral reserves have not been demonstrated. There are no assurances that further work on mineral resources will be converted to mineral reserves that can be mined economically.

Cariboo Gold Project 2025 FS – Mineral Reserves Statement (April 10, 2025)
Category / Zone	Tonnage	Gold Grade	Contained Gold
	(tonnes)	(g/t)	(oz)
Proven	—	—	—
Probable
Cow	3,999,971	3.35	430,548
Valley	3,238,636	3.59	374,058
Shaft	8,548,295	3.72	1,021,599
Mosquito	1,105,370	3.94	140,102
Lowhee	923,162	3.52	104,491
Total Proven & Probable	17,815,435	3.62	2,070,798

Notes:

1.	Totals may not add up due to rounding.
2.	The mineral reserve estimate follows the 2014 CIM Definition Standards on Mineral Resources and Reserves and the 2019 CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines.
3.	Mineral reserves used the following assumptions: US$1,915/oz gold price, USD:CAD exchange rate of 1.32, and variable cut-off value from 1.70 g/t to 2.0 g/t Au
4.	Mineral reserves include both internal and external dilution along with mining recovery. The external dilution is estimated to be 10.1%. The average mining recovery factor was set at 91.3% to account for ore left in each block in the margins of the deposit.

The mineral resource estimate is built upon over 650,000 meters of core from the 2015 to 2021 drill campaigns, and historically verified drill data using a total of 4,064 drill holes. An understanding of the controls of mineralization enabled Osisko Development's technical team to construct a mineral resource estimate constrained by lithology, alteration, structure and mineralization.

The 2025 FS considers a single milling facility at the mine site for processing, removing the need to transport flotation concentrate to the QR Mill, as previously contemplated under the 2023 FS. This change was considered an indicator of impairment for the QR Mill and, accordingly, management performed an impairment assessment and recorded an impairment charge of $25.8 million related to the Mining Interests related to the QR Mill during the first quarter of 2025. On December 31, 2025, the net book value related to the QR Mill Mining Interest is entirely written off as it is estimated that the net book value will not be recovered by expected net profits to be generated from future sale of precious metals.

Osisko Development Corp.	Management's Discussion and Analysis
For the three and twelve months ended December 31, 2025

Permitting and Environmental Assessment Process

Osisko Development started the environmental assessment ("EA") process in the fall of 2019 for the Cariboo Gold Project.

On October 27, 2021, the Province of British Columbia, Lhtako Dené First Nation and the Company announced the approval of amendments to Mines Act Permits M-238 and M-198 allowing for the expansion of the existing Bonanza Ledge II underground mine. At the time, these amendments supported the employment of additional workers at the mine. The expansion of the Bonanza Ledge II Project allowed for continuity of certain mining activities while the Cariboo Gold Project environmental assessment was underway. In July 2021, the province of British Columbia authorized a permit to extract a bulk sample of 10,000 tonnes of mineralized material, the development of a portal and up to 2,100 m of drift to access the mineral deposit.

On October 10, 2023, the Company announced that it received an EA certificate (the "EA Certificate") for the Company's 100%-owned Cariboo Gold Project. The EA Certificate was granted by the Environmental Assessment Office of the Province of British Columbia ("EAO") and was supported by approval decisions from The Honourable George Heyman, Minister of Environment and Climate Change Strategy and The Honourable Josie Osbourne, Minister of Energy, Mines and Low Carbon Innovation (now Ministry of Mining and Critical Minerals). Receipt of the EA Certificate successfully concluded the EA process for the Cariboo Gold Project launched in October 2019, and completed in consultation with and the support of the First Nations partners. On November 7, 2024, the Company announced that while it had yet to reach an agreement with the Xatśūll First Nation, it remained committed to ongoing engagement and consultation.

On May 31, 2023, the Company submitted its Joint Permit Application ("JPA") and passed the screening phase of the permit in September 2023 after submitting the final, revised application. Through four rounds of review from the Mine Review Committee, the Company responded to, addressed, and closed over 1,800 comments from various stakeholders between November 2023 and May 2024.

On November 20, 2024, the Company was granted permits pursuant to the Mines Act (British Columbia) for its Cariboo Gold Project. Subsequently, on December 12, 2024, the Company was granted permits pursuant to the Environmental Management Act (British Columbia) ("EMA") for the Cariboo Gold Project. Together with the Mines Act (British Columbia) permits, these approvals mark the successful completion of the permitting process for key approvals, solidifying the Cariboo Gold Project's shovel-ready status.

The Mines Act (British Columbia) permits grant the Company the ability to proceed with the construction, operation and reclamation activities on each of the sites outlined within the scope of the Cariboo Gold Project. The EMA permits pertain to Cariboo Gold Project-related discharges to the environment, including water and air, and the framework and limitations thereof, within the areas outside of the immediate mine sites.

Following the positive decision by the EAO to grant the Cariboo Gold Project an EA Certificate (#M23-01), the Cariboo Gold Project underwent a robust and rigorous review by a dedicated Mine Review Committee, set up by the Major Mines Office, and subsequently received the following permits for the Cariboo Gold Project:

●	M-247 – Mines Act permit for the Mine Site Complex and Bonanza Ledge;
●	M-198 – Mines Act permit for the QR Mill;
●	PE-111511 – Environmental Management Act Permit for the Mine Site Complex;
●	PE-12601 – Environmental Management Act Permit for QR Mill; and
●	PE-17876 – Environmental Management Act Permit for Bonanza Ledge.
●	In addition, the Mosquito Creek closure plan permit is currently under review by the Ministry of Mining and Critical Minerals.

The Company is confident a robust consultation process was followed in relation to the receipt of the Mines Act (British Columbia) permits and EMA permits for the Cariboo Gold Project and continues to actively consult and engage with its First Nations partners and other stakeholders. While any party may seek to have the decisions related to the Mines Act (British Columbia) permits and/or EMA permits reviewed by the courts, the Company does not expect that such a review will impact its ability to proceed with the construction and operation of the Cariboo Gold Project in accordance with the approved permits.

Osisko Development Corp.	Management's Discussion and Analysis
For the three and twelve months ended December 31, 2025

Work is ongoing with the Ministry of Water, Land and Resource Stewardship and the Ministry of Forests on obtaining a license of occupation for the transmission line, expected in H2 2025. Remaining authorizations are anticipated in H1 2026.

Cariboo Gold Project – Permitting Timeline Summary (successfully completed)

As of December 31, 2025, the Cariboo Gold Project has successfully completed the permitting process. The history of the process is summarized in the following highlights:

●	Signing Ceremony on October 23, 2022 with Lhtako Dené First Nation's Elders and Members in Wells and Quesnel was an important event for the life of project agreement between Lhtako Dene First Nation and Osisko Development highlighting the importance of our partnership and mutual support and benefits.
●	The Revised Application for the EA process was submitted to the EAO of British Columbia on October 14, 2022 for the Cariboo Gold Project. The 1,700 comments received by the different reviewers were successfully addressed.
●	In parallel to the EA process, the Company initiated an official application for the permitting of the Cariboo Gold Project with the submission of the Project Description to the Ministry on September 30, 2022. The Company received the IRT in November 2022 and received the EA Certificate in October 2023.
●	All drilling and geologic modeling work has been completed.
●	All permits were received for the bulk sample in the Lowhee deposit area, which includes 2,100 metres of underground development and the removal of 10,000 tonnes of mineralized material for further sorter testing.
●	Outside of the Cariboo Gold Project area there are 38 mineralized target zones, 21 of which require follow-up and 12 that are high quality drill-ready targets, demonstrating the years of ongoing exploration in the mineral rights held by Osisko Development around the Cariboo Gold Project.
●	Received Mines Act (British Columbia) permits and EMA permits in Q4 2024, successfully completing the permitting process for key approvals for the Cariboo Gold Project.

Osisko Development Corp.	Management's Discussion and Analysis
For the three and twelve months ended December 31, 2025

Pre-Construction Activities

●	Water treatment plant: Upgrades to the Bonanza Ledge water treatment plant are in the final stages of commissioning and the facility is anticipated to be fully operational in early Q2 2026.
●	Underground development: To date, approximately 2.1 km of underground development has been completed from the existing Cow Portal into the Lowhee Zone, and along the main access ramp, through the Lowhee fault, towards the Cow Mountain Zone. Development progress has been below plan while encountering challenging ground conditions in and around the Lowhee fault, requiring enhanced ground support. Development rates are expected to improve as the ramp advances beyond this zone.
●	Surface infrastructure: Construction of the waste rock storage facility, the sediment control pond, early works in the mine site complex area and other critical infrastructure continues.
●	Camp upgrade: The upgrade and expansion of the site camp to 266 rooms is complete and is expected to provide accommodation capacity aligned with peak construction manpower requirements for the project.

Bulk Sample & Infill Drilling Program

●	During Q1 2024, under an existing provincial permit, the Company commenced an underground development drift from the existing Cow Portal into the Cariboo Gold Project's Lowhee Zone. The objective of the bulk sample work program was to reach the ore body and extract a bulk sample of up to 10,000 tonnes of mineralized material for ore sorter, heavy equipment testing and mining tests. 100% of the planned underground development totaling approximately 1,172 meters was successfully completed to reach the target area.
●	The Company extracted approximately 7,400 tonnes of mineralized material from a single trial stope within the target zone as part of the 10,000-tonne bulk sample program. The trial stope extraction demonstrated the technical viability of larger stope dimensions, which were incorporated into the 2025 FS parameters. Due to challenges in securing an economically viable processing facility to produce gold doré, the Company's immediate focus is on completing a 13,000-metre infill drill program as part of the Appian project financing obligation.
●	The infill program is expected to provide a comprehensive data set that will inform resource modeling, mine planning and production stope design procedures and parameters. It will also support the development of a systematic approach to infill drilling for the underground mining operation. In 2025 an aggregate total of 5,983 meters of drilling were released, representing ~44% of the planned program. As of the date of this MD&A, a total of 11,025 meters of drilling were released, representing ~80% of the planned program, with 96% of the total planned drilling completed. Assay results and associated quality assurance and quality control reviews are pending for unreleased holes. The Company anticipates completing the 13,000-meter infill drill program in the second quarter of 2026.

Exploration & Conversion Drilling Programs

●	On December 8, 2025, the Company announced the launch of a fully-funded 70,000-meter exploration drilling campaign aimed at targeting new discoveries at the Cariboo Gold Project. The program commenced in November 2025 and a total of six drill rigs are currently operating on two surface exploration programs. Three surface drill rigs are targeting exploration below the current extent of the Cariboo Gold Project deposit to depths of up to 1,000 meters. To date, approximately 6,000 meters of drilling have been completed, with assays pending. A second surface exploration program on the adjacent Proserpine regional target has also commenced and ramped up to three drill rigs, with approximately 1,500 meters completed to date.
●	Infill and conversion drilling is planned for in 2026 to upgrade inferred resources to higher level confidence resource categories with potential to be converted into mineral reserves. The initial targets are within and below the current Cariboo Gold deposit.

Osisko Development Corp.	Management's Discussion and Analysis
For the three and twelve months ended December 31, 2025

●	Exploration and conversion activities across these and additional targets are expected to support up to 20 active drill rigs operating at times throughout 2026, as the various programs overlap and advance.

Project Financing

●	The Company was actively engaged in seeking out various financing options to provide sufficient funding to construct the Cariboo Gold Project. The Company believes that the net proceeds of the 2025 August Private Placement and the 2025 October Private Placement, together with the net proceeds of US$450 million from the 2025 Financing Facility, as described herein, plus indications of interest from commodity traders seeking high quality concentrate off-take, and other potential financing arrangements, will provide sufficient funding to construct the Cariboo Gold Project.
2026 Objectives for the Cariboo Gold Project
●	Continue ongoing pre-construction and early works activities, including underground development, construction of certain surface infrastructure, detailed engineering on processing, water treatment and waste management and other project de-risking activities for the development of the Cariboo Gold Project.
●	Continue stakeholder engagement and consultation with Xatśūll First Nation and District of Wells to towards reaching an agreement with stakeholders.
●	Continue detailed engineering and permitting of the transmission line for connection to the BC Hydro grid and procure long lead components.
●	Finalize the 13,000-meter infill drilling program in respect of the Cariboo Gold Project.
●	Continue progressing towards project milestones and satisfying conditions precedent to access the remaining US$350 million available for subsequent draws under the 2025 Financing Facility.
●	Continue to advance the planned surface and underground exploration and infill drilling activities, representing up to approximately 160,000 meters of planned drilling across all targets.

6.2.Tintic Project – Utah, U.S.A.

The Tintic Project, including the Trixie test mine, is not considered a material property of the Company as of the date of this MD&A, and there have not been substantive material expenditures on the project since January 1, 2024. There is no current exploration work program at Tintic and no additional exploration or drilling activities are contemplated in 2025. While management continues to evaluate options for next steps, limited activities beyond care and maintenance may occur from time to time.

The Tintic Project is located in western Utah County, approximately 64 km south of Provo, Utah and 95 km south of Salt Lake City. The property on which the Trixie test mine or Trixie deposit ("Trixie") is located encompasses most of the East Tintic District, surrounding and immediately east of the incorporated town of Eureka. The area of the Tintic Project owned or controlled by Osisko Development comprises 1,370 claims totaling 7,601 ha (18,783 acres) of patented mining claims (22 of which are leased patented claims) and a further 110 mining claims of approximately 731 ha (1,807 acres), which are unpatented. Osisko Development owns a small and varying percentage, interest or royalty in a number of other claims outside the main claim package.

Scientific and technical information relating to the Tintic Project and the updated mineral resource estimate for the Trixie deposit (the "2024 Trixie MRE"), including information provided in the table "2024 Trixie MRE Statement", is supported by the technical report titled "NI 43-101 Technical Report, Mineral Resource Estimate for the Trixie Deposit, Tintic Project, Utah, United States of America" and dated April 25, 2024 (with an effective date of March 14, 2024) (the "Tintic Technical

Osisko Development Corp.	Management's Discussion and Analysis
For the three and twelve months ended December 31, 2025

Report"), prepared for the Company by independent representatives of Micon International Limited, being William Lewis, P. Geo, Alan J. San Martin, MAusIMM(CP) and Richard Gowans, P. Eng. Information relating to the Tintic Project and the 2024 Trixie MRE provided herein is qualified in its entirety by the full text of the Tintic Technical Report, which is available electronically on the Company's website, SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under the Company's issuer profile, including the assumptions, qualifications and limitations therein. For readers to fully understand information relating to the Tintic Project and the 2024 Trixie MRE provided herein, reference should be made to the full text of the Tintic Technical Report, including all assumptions, qualifications and limitations therein. The Tintic Technical Report is intended to be read as a whole, and sections should not be read or relied upon out of context.

Acquisition of Tintic

On May 27, 2022, Osisko Development acquired 100% of Tintic through the purchase of: (i) IG Tintic's direct 75% ownership in Tintic; and (ii) all issued and outstanding stock of Chief Consolidated Mining Company ("Chief"). Immediately following the closing of the transaction, Chief completed a merger with a newly formed subsidiary of the Company (the "Merger"), such that, following completion of the Merger, Chief is now owned by the Company. The total consideration to the vendors in the aggregate amount of approximately US$156.6 million ($199.5 million), comprised of: (i) cash payments of approximately US$58.7 million ($74.7 million), (ii) the issuance to the sellers of convertible instruments amounting to $10.8 million (iii) the issuance of 12,049,449 Common Shares and, (iv) Deferred consideration and contingent payments fair valued at $15.1 million.

The deferred payments consist of an amount of US$12.5 million payable in equal instalments annually over five years in cash or shares at the Company's election; (ii) two 1% NSR royalty grants, each with a 50% buyback right in favour of the Company for US$7.5 million which is exercisable within 5 years; (iii) a right to receive the financial equivalent of 10% of the net smelter returns from stockpiled mineralized material extracted from the Tintic Project since January 1, 2018 and sitting on surface; and (iv) US$10 million contingent upon commencement of production at the Burgin Mine.

With the completion of the transaction, the Company acquired 100% ownership of the producing Trixie test mine, as well as mineral claims covering more than 17,000 acres in Central Utah's historic Tintic Mining District. There is no current exploration work program on the Tintic Project and no additional exploration or drilling activities are contemplated on the Tintic Project in 2025. As of the date hereof, the Tintic Project is not considered a material property of the Company and there have not been substantive material expenditures on the Tintic Project since January 1, 2024.

Exploration Program

The Tintic Project consists of 23 past producing precious and base metal mines located in the East Tintic Mining District, Utah, 95 km southwest of Salt Lake City. The Tintic Project is comprised of more than 20,500 acres (8,333 ha), including 18,783 acres (7,601 ha) of patented mining claims.

In 2022, the Company completed 28 surface reverse circulation ("RC") drill holes near Trixie totaling approximately 8,442 m and 62 underground diamond drill ("DD") holes in the 625 level at Trixie totaling approximately 3,232 m using two surface RC rigs and two underground diamond drill rigs. Continuous underground face samples were collected along all development at Trixie, and together with drill results, formed the basis of an initial mineral resource estimate at Trixie completed in January 2023.

In 2023, the Company completed 73 underground DD holes at Trixie totaling approximately 6,028 m (19,776 ft) (refer to the Company's news release dated February 22, 2024).

Between December 2023 and May 2024, the Company completed two surface DD holes at the Big Hill target area totaling approximately 2,920 m (9,581 ft). In 2023, the Company completed a total of 6,028 m (19,776 ft) of underground drilling in 73 diamond drill holes at Trixie.

The 2024 Trixie MRE incorporated an additional 1,674 underground chip samples over 1,678 m (5,507 ft) of underground development, and 7,385 m of drilling (24,229 ft) in 122 holes completed by the Company since the release of the Initial

Osisko Development Corp.	Management's Discussion and Analysis
For the three and twelve months ended December 31, 2025

Trixie MRE, with an effective date of January 10, 2023. The 2024 Trixie MRE includes Inferred Mineral Resources which have had insufficient work to classify them as Indicated mineral resources. It is uncertain but reasonably expected that inferred mineral resources could be upgraded to Indicated mineral resources with continued exploration.

	2024 Trixie MRE Statement
			Contained		Contained
	Tonnes	Au Grade	Gold	Ag Grade	Silver
Classification	(000's)	(g/t)	(000's oz)	(g/t)	(000's oz)
Measured	120	27.36	105	61.73	238
Indicated	125	11.17	45	59.89	240
Measured and Indicated	245	19.11	150	60.8	478
Inferred	202	7.8	51	48.55	315

Notes:

1.	Effective date of the 2024 Trixie MRE is March 14, 2024.
2.

Each of Mr. William Lewis, P.Geo., of Micon International Limited and Alan J. San Martin, MAusIMM(CP), of Micon International Limited (i) has reviewed and validated the 2024 Trixie MRE, (ii) is considered to be independent of the Company for purposes of Section 1.5 of NI 43-101, and (iii) is a "qualified person" within the meaning of NI 43-101.

3.

The mineral resources estimate follows the 2014 CIM Definition Standards on Mineral Resources and Reserves and the 2019 CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines.

4.

Mineral resources are reported when they are within potentially mineable shapes derived from a stope optimizer algorithm, assuming an underground longhole stoping mining method with stopes of 6.1 m x 6.1 m x minimum 1.5 m dimensions.

5.	Mineral resources that are not mineral reserves do not have demonstrated economic viability.
6.

Geologic modelling was completed by Osisko Development modeling geologist Jody Laing, P.Geo, using Leapfrog Geo software. The 2024 Trixie MRE was completed by Osisko Development chief resource geologist, Daniel Downton, P.Geo using Datamine Studio RM 2.0 software. William Lewis and Alan J. San Martin of Micon International Limited independently reviewed and validated the mineral resource model.

7.

The estimate is reported for an underground mining scenario and with USD assumptions. The cut-off grade of 4.32 g/t Au was calculated using a gold price of US$1,750/oz, a CAD: USD exchange rate of 1.3; total mining, processing and G&A costs of US$168.04/imperial ton; a refining cost of US$2.65/ounce; a combined royalty of 4.50%; and an average metallurgical gold recovery of 80%.

8.

The stope optimizer algorithm evaluated the resources based on a gold equivalent grade which incorporates the silver grade estimate and assumes a silver price of US$23/oz and metallurgical silver recovery of 45%.

9.	Average bulk density values in the mineralized domains were assigned to the T2 (2.955 T/m3), T3 (2.638 T/m3), T4 (2.618 T/m3), Wild Cat, and 40 Fault (2.621 T/m3), and 75-85 (2.617 T/m3) domains.
10.	Inverse Distance Squared interpolation method was used with a parent block size of 1.2 m x 2.4 m x 2.4 m.
11.

The 2024 Trixie MRE results are presented in-situ. Calculations used metric units (metres, tonnes, g/t). The number of tonnes is rounded to the nearest thousand. Any discrepancies in the totals are due to rounding effects.

12.

Neither the Company nor Micon International Limited's qualified persons are aware of any known environmental, permitting, legal, title-related, taxation, socio-political, marketing or other relevant issue that could materially affect the mineral resource estimate other than disclosed in the 2024 Trixie MRE.

Developments at Tintic

In 2024, the Company completed surface exploration drilling for porphyry copper-gold-molybdenum at the Big Hill target. A total of 9,581 feet (2,920 meters) between two drill holes were drilled at Big Hill, which completed the initial proposed drill plan for Big Hill. The first drill hole was completed to a depth of 1,297 meters (4,257 feet) when it transitioned out of the prospective alteration zone. The second drill hole was repositioned at a modified angle and completed to a depth of 1,623 m (5,324 ft). At Trixie, a drill hole was completed to a depth of 759.6 meters (2,492 ft) when it crossed the Eureka Lily Fault to the east and out of the prospective alteration zone.

During the second quarter of 2025 the Company completed Phase II of the regional drilling program that commenced in December 2024. A total of 7,890 ft (2,405 meters) between two drill holes were drilled at the Big Hill West and Zuma

Osisko Development Corp.	Management's Discussion and Analysis
For the three and twelve months ended December 31, 2025

porphyry targets. Although anomalous copper and molybdenum mineralization was encountered, no significant intercepts of copper, gold or molybdenum were observed. Information obtained from the regional drilling programs coupled with ongoing data compilation from historic mines in the area may generate additional drill targets on the greater Tintic Project property. No further drilling activities have been undertaken at the Tintic Project since the conclusion of the Phase II regional drilling program.

The development of an underground ramp at Trixie was completed to the 625 level in third quarter of 2023. The Company anticipates that the decline ramp will improve underground access for exploration and may potentially support a mining project subject to the completion of requisite pending technical work and availability of capital resources.

There can be no assurance that technical work will provide justification for a development scenario. The ability to recommence and/or expand operations is subject to risks which include the possible need for additional or amended permits, licenses and approvals, risks related to mining operations, the need for additional capital and/or operating expenditures, commodity prices justifying such work, potential scarcity of employees, environmental risks and approvals and the limited knowledge of the mineralized material available on site.

The Company cautions that its prior decision to commence small-scale underground mining activities and batch vat leaching at the Trixie test mine was made without the benefit of a feasibility study, or reported mineral resources or mineral reserves, demonstrating economic and technical viability, and, as a result there may be increased uncertainty of achieving any particular level of recovery of material or the cost of such recovery. The Company cautions that historically, such projects have a much higher risk of economic and technical failure. Small scale test-mining at Trixie was suspended in December 2022, resumed in the second quarter of 2023 and, suspended again in December 2023. If and when small-scale test-mining at Trixie re-commences, there is no guarantee that production will continue as anticipated or at all or that anticipated production costs will be achieved. The failure to continue production may have a material adverse impact on the Company's ability to generate revenue and cash flow to fund operations. Failure to achieve the anticipated production costs may have a material adverse impact on the Company's cash flow and potential profitability.

On March 15, 2024, the Company announced the results of the 2024 Trixie MRE. Compared to the initial mineral resource estimate for the Trixie deposit (effective date of January 10, 2023), contained gold ounces in measured and indicated resources decreased by 29% and inferred resources decreased by 79% primarily due to lower estimated grades that incorporated an updated geologic model interpretation and conversion of inferred resources. Drill results and underground mapping from the 2023 exploration program improved the knowledge of the extent and distribution of mineralization, resulting in modeling improvements to both mineralization and the historical mine shape model.

The test mining operations at Trixie were last suspended in December 2023 and are expected to remain in care and maintenance for the foreseeable future. As such, on December 31, 2023, an impairment charge of $160.5 million on the Trixie test mine was recorded and the net assets of the Trixie test mine were written down to their net estimated recoverable amount (including mining interest and property, plant and equipment).

In the first quarter of 2025, a small-scale heap leach project was undertaken to process certain tailings and stockpiled material. As a result, a total of 1,393 gold ounces were sold in the second quarter of 2025, followed by an additional 877 gold ounces in the third quarter of 2025, and a further 1,992 gold ounces in the fourth quarter of 2025. Additionally, in the fourth quarter of 2025, small-scale mining activities resulted in an additional sale of 1,978 gold ounces. In total, these activities resulted in the sale of 6,240 gold ounces in 2025 from the cumulative processing of 22,668 metric tonnes at an average grade of 11.17 grams per tonne gold and average recoveries of approximately 80%.

While management continues to evaluate options for the next steps at the Tintic Project, it is expected that limited activities beyond care and maintenance may occur on the Tintic Project from time to time.

Management continues to organize and assess historical datasets from across the East Tintic district and to maintain site infrastructure and environmental management plans at Trixie. No further drilling activities have been undertaken since the conclusion of the Phase II regional program, which did not return significant intercepts of copper, gold or molybdenum, and no additional exploration or drilling is contemplated for 2025. Any future decision to advance Tintic beyond limited care and

Osisko Development Corp.	Management's Discussion and Analysis
For the three and twelve months ended December 31, 2025

maintenance would be contingent on completion of requisite technical work, obtaining any additional permits or approvals as may be required, availability of capital on acceptable terms, and prevailing commodity prices and market conditions. Scientific and technical information for Tintic in this MD&A is supported by and qualified in its entirety by the Tintic Technical Report prepared by independent qualified persons, which should be read in full for the assumptions, qualifications and limitations contained therein.

7.SUSTAINABILITY ACTIVITIES

The Company views sustainability as a key part of its strategy to create value for its shareholders and other stakeholders.

The Company focuses on the following key areas:

●	Promoting the mining industry and its benefits to society;
●	Promoting the Company's values through our three pillars of Sustainability; Good Neighbor, Engaged Workforce and Environmental Stewardship;
●	Developing and maintaining strong relationships with First Nations, stakeholders, the Federal, Provincial and Municipal governments where the Company has activities and projects;
●	Supporting the economic development of regions where it operates; and
●	Promoting diversity and inclusivity throughout the organization and the mining industry.

The following are a few highlights from each of the projects:

Cariboo Gold Project
●	Barkerville relationship with Lhtako Dené Nation since 2015, governed by the latest agreement, the 2020 Life of Project Agreement;
●	Relationship with Williams Lake First Nation ("WLFN") since 2017. On July 5, 2022, Barkerville and WLFN entered into a participation agreement;
●	Relationship with Xatśūll First Nation since 2016 although no project agreement has been completed to date;
●	Relationship with the District of Wells in British Columbia since 2016, supported by a Support and Benefit agreement signed on October 10, 2025 and a Memorandum of Understanding signed on March 23, 2022 to facilitate discussions for a project agreement;
●	Open and transparent dialogue with the Ministry of Mines and Critical Minerals, the Ministry of Environment and Parks, and other relevant Ministries and regulatory bodies to ensure positive relations;
●	Upgrade of a water treatment plant at Bonanza Ledge to treat contact water and effluent was completed in December 2025;
●	Collaboration with the Land Opportunities and Restoration Branch of the BC Ministry of Water Land and Resource Stewardship for the reclamation of the Jack of Clubs Lake mining legacy site, and;
●	Funding provided to local organizations within the Wells and Barkerville communities to support various initiatives.

Osisko Development Corp.	Management's Discussion and Analysis
For the three and twelve months ended December 31, 2025

Tintic Project
●	Building relationships with the Utah Department of Environmental Quality, Divisions of Air Quality and Water Quality.
●	Hosted U.S. Congressman Burgess Owens onsite to help build relationships and to exhibit the critical metals opportunities within Utah at the Tintic Project;
●	Sponsored and participated in several Utah Mining Ascociation (UMA) events promoting mining in Utah and favorable mining legislation;
●	Participation and leadership in several professional organizations including UMA, Women in Mining, and Society for Mining, Metallurgy & Exploration.
●	Implementation of environmental management plans for water, storm water and waste management for the Trixie test mine.
●	Building relationships with many stakeholders and local providers relating to the activities on the Tintic Project.
●	Submission of amendments to the LOM to the Utah Division of Oil, Gas and Mining, and the Groundwater Discharge Permit to the Division of Water Quality.

8.FINANCIAL PERFORMANCE

Consolidated statements of income (loss)

The following table presents summarized statements of loss for the three and twelve months ended December 31, 2025 and 2024 (in thousands of dollars). Comparative period was adjusted to exclude Sapuchi operations presented as discontinued activities (refer to section 15 – Discontinued operations for more details):

		Three months ended		Year ended
		December 31,		December 31,
		2025	2024	2025	2024
		$	$	$	$
Revenue	(a)	24,210	—	35,478	4,560
Operating expenses
Cost of sales	(a)	(6,819)	—	(13,855)	(4,777)
Other operating costs	(b)	1,882	(10,780)	(46,860)	(29,000)
General and administrative	(c)	(8,293)	(8,700)	(28,380)	(27,430)
Impairment of assets	(d)	(2,315)	(303)	(28,108)	(5,741)
Operating income (loss)		8,665	(19,783)	(81,725)	(62,388)
Other expense, net of other income	(e)	52,901	11,487	(77,815)	5,783
Income (loss) before income taxes		61,566	(8,296)	(159,540)	(56,605)
Income tax (expense) recovery		(339)	648	66	(648)
Net income (loss) from continuing activities		61,227	(7,648)	(159,474)	(57,253)
Net income (loss) from discontinued activities		4,777	(8,165)	(9,538)	(29,090)
Net income (loss)		66,004	(15,813)	(169,012)	(86,343)

Osisko Development Corp.	Management's Discussion and Analysis
For the three and twelve months ended December 31, 2025

Continuing activities

(a)	For the three and twelve months ended December 31, 2025, the Company recognized $24.2 million and $35.5 million in revenue, respectively. In comparison, for the three and twelve months ended December 31, 2024, the Company recognized nil revenue and $4.6 million, respectively, from operations at the Tintic Project. The increase in revenue in Q4 2025 compared to Q4 2024 is primarily attributable to gold sale from the Tintic Project, including from the heap leach project undertaken to process certain tailings and stockpiled material, as well as small-scale mining activities.

Costs of sales amounting to $6.8 million and $13.9 million were recognized in the consolidated statement of income (loss) for the three and twelve months ended December 31, 2025, respectively (no cost of sales and $4.8 million, respectively, for the three and twelve months ended December 31, 2024). In accordance with IAS 2, inventories were recorded at the lowest of net realizable value or at costs. For the three and twelve months ended December 31, 2025, the Company did not record write-downs to bring the inventories to net realizable value ($0.2 million and $0.7 million for the three and twelve months ended December 31, 2024).

(b)	For the three and twelve months ended December 31, 2025, other operating costs amounted to $(1.9) million and $46.9 million, respectively (2024 – $10.8 million and $29.0 million, respectively). The lower operating cost in Q4 2025 is primarily attributable to revision of estimates of the asset-retirement obligation not associated with any recognized asset. The higher operating loss in 2025 compared to 2024 is mainly due to higher costs and salaries related to the bulk sample and other care and maintenance activities at the Cariboo Gold Project, and environmental rehabilitation costs of $23.7 million not associated with any recognized asset.
(c)	General and administrative expenses totaled $8.3 million and $28.4 million for the three and twelve months ended December 31, 2025 (2024 – $8.7 million and $27.4 million), including $1.2 million and $4.0 million, respectively, in share-based compensation expense (2024 – $1.7 million and $3.4 million), $2.4 million and $8.7 million, respectively, in salaries and benefits (2024 – $2.2 million and $7.9 million) and $4.9 million and $16.8 million of administrative expenses (2024 – $4.7 million and $16.0 million) such as insurance fees and legal and other consulting fees. The increase in 2025 is primarily due to a higher compensation expense related to the general increase in activities compared to 2024.
(d)	For the three and twelve months ended December 31, 2025, impairment charges of $2.3 million and $28.1 million, respectively. The impairment mainly comes from the QR Mill as described in the Cariboo Gold Project section of this MD&A. In the corresponding period of 2024, an amount of $5.7 million was recorded on certain individual assets at the Tintic Project and the Cariboo Gold Project.
(e)	For the three and twelve months ended December 31, 2025, other expense net of other income amounted to $(52.9) million and $77.8 million (2024 – $(11.5) million and $(5.8) million). The amount includes the recognition of the increase in fair value of the warrant liability, partially offset by foreign exchange gain related to the impact of variation in exchange rates and interest income, net of accretion expense and finance costs. The decrease in the fair value of the warrant liability in Q4 2025, is mainly attributed to valuation assumptions utilized. For the year 2025, the increase in the fair value of the warrant liabilities is mainly attributed to the appreciation in the Company’s share price and the issuance of warrants in connection with the non-brokered and brokered private placements completed in Q3 2025. There are no circumstances in which the Company would be required to pay any cash upon exercise or expiry of the warrants.

Osisko Development Corp.	Management's Discussion and Analysis
For the three and twelve months ended December 31, 2025

9.CASH FLOWS

The following table summarizes the cash flows (in thousands of dollars). Relevant comparative period was adjusted to exclude Sapuchi operations presented as discontinued activities (refer to section 15 – Discontinued operations for more details):

	Three months ended		Year ended
	December 31,		December 31,
	2025	2024	2025	2024
	$	$	$	$
Cash flows from continuing operations
Operations	13,529	(14,943)	(20,551)	(42,336)
Working capital items	(8,258)	(644)	(7,321)	(900)
Operating activities	5,271	(15,587)	(27,872)	(43,236)
Investing activities	(66,604)	(9,079)	(102,778)	(36,949)
Financing activities	80,233	86,022	446,862	145,480
Change in cash and cash equivalents from continuing operations	18,900	61,356	316,212	65,295
Change in cash from discontinued operations	6,666	381	2,844	(7,365)
Effects of exchange rate on changes on cash and cash equivalents	(4,552)	4,103	(3,344)	5,268
Increase in cash and cash equivalents	21,014	65,840	315,712	63,198
Cash balance related to asset held for sale	82	—	82	—
Cash and cash equivalents – beginning of period	401,351	40,813	106,653	43,455
Cash and cash equivalents – end of period	422,283	106,653	422,283	106,653

Three months ended December 31, 2025 and 2024
Continuing activities

Operating Activities

The net cash flows provided by operating activities in Q4 2025 amounted to $6.2 million, compared to cash flows used in operating activities of $15.6 million in Q4 2024. The decrease in cash outflows is primarily due to the increase in gold revenues.

Investing Activities

Cash flows used in investing activities amounted to $67.5 million in Q4 2025, compared to $9.1 million in Q4 2024. The increase is primarily due to the ramp up of operations at Cariboo Gold Project including: underground development, Bonanza Ledge water treatment plant expansion, Ballarat Camp expansion, sediment control pond, mine waste rock storage facility construction and other pre-construction and detailed engineering.

Financing Activities

Net cash inflows provided by financing activities amounted to $82.2 million in Q4 2025, compared to cash inflows of $86.0 million in Q4 2024. The increase in cash inflows in Q4 2025 is due to the closing of the 2025 October Private Placement for aggregate gross proceeds of approximately $82.5 million. In 2024, the Company completed the 2024 Non-Brokered Private Placement and 2024 Brokered Private Placement. Following the completion of these private placements, the Company also made mandatory prepayments under the 2024 Credit Facility totaling US$25.0 million ($35.0 million) in October and November 2024.

Osisko Development Corp.	Management's Discussion and Analysis
For the three and twelve months ended December 31, 2025

Twelve months ended December 31, 2025 and 2024

Continuing activities

Operating Activities

The net cash flows used in operating activities for the year ended December 31, 2025 amounted to $27.0 million, compared to $43.2 million in 2024. The decrease in cash outflows is primarily due to the increase in gold revenues.

Investing Activities

Cash flows used in investing activities amounted to $103.7 million for the year ended December 31, 2025, compared to $36.9 million in 2024. The increase is primarily due to the Cariboo Gold Project as described above. Additions to mining interests, property, plant and equipment, as well as exploration and evaluation expenses, totaled $104.1 million for the year ended December 31, 2025, compared to $45.7 million in 2024. For the year ended December 31, 2025, the Company received proceeds of $0.5 million from disposal of equipment compared to $5.0 million in 2024.

Financing Activities

Net cash inflows provided by financing activities amounted to $446.9 million for the year ended December 31, 2025, compared to cash inflows provided from financing activities of $145.5 million in 2024. The increase in cash inflows in 2025 is due to the closing of the 2025 Financing Facility as described herein, which included an initial draw of US$100 million ($137.2 million) partially offset by the repayment of the remaining US$25 million ($34.2 million) related to the 2024 Credit Facility, gross proceeds from private placements completed in August 2025 totaling US$203.1 million ($280.4 million), and gross proceeds of $82.5 million from the 2025 October Private Placement. In 2024, the Company completed the 2024 Non-Brokered Private Placement and 2024 Brokered Private Placements. Additionally, during the year ended December 31, 2024, the Company drew an aggregate US$50 million ($67.7 million) under the 2024 Credit Facility. Following the completion of the Non-Brokered Private Placement and the Brokered Private Placement in Q4 2024, and pursuant to the 2024 Credit Facility agreement described below, the Company made mandatory prepayments under its Credit Facility totaling US$25.0 million ($35.0 million) in October and November 2024.

9.1.Liquidity and Capital Resources

As at December 31, 2025, the Company has a positive working capital and adjusted working capital(2) of $148.0 million and $373.0 million respectively, which includes a cash and cash equivalent balance of $422.3 million. The Company also has an accumulated deficit of $765.5 million and incurred a net loss of $169.0 million for the year ended December 31, 2025.

The working capital and adjusted working capital(2) as of December 31, 2025 combined with the available credit facilities and the proceeds received from subsequent equity financing completed after period end will not be sufficient to meet the Company's obligations, commitments and forecasted expenditures through March 2027. Management is aware, in making its assessment, of material uncertainties related to events and conditions that may cast a substantial doubt upon the Company's ability to continue as a going concern, and accordingly, the appropriateness of the use of accounting principles applicable to a going concern. The accompanying audited consolidated financial statements for the year ended December 31, 2025 do not reflect the adjustments to the carrying values of assets and liabilities, expenses and financial position classifications that would be necessary if the going concern assumption was not appropriate. These adjustments could be material.

In assessing whether a going concern assumption is appropriate, management considers all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. In order to execute on its planned activities, the Company will be required to secure additional financing which may be completed in several ways including, but not limited to, a combination of asset sales, selling investments from its existing portfolio, project debt

(2) Refer to section "Non-IFRS Financial Measures".

Osisko Development Corp.	Management's Discussion and Analysis
For the three and twelve months ended December 31, 2025

financing, offtake or royalty financing, equity financing and other capital market alternatives. However, there can be no assurance that the Company will be able to obtain adequate financings in the future, or on terms favorable to the Company.

Significant variations in liquidity and capital resources for the three and twelve months ended December 31, 2025, are explained under section 9 – Cash Flows. The Company is dependent upon raising funds in to fund future capital expenditures and development programs. See section 13. Risk and Uncertainties of this MD&A for more details.

10.FINANCIAL POSITION

(in thousands of dollars)	December 31, 2025	December 31, 2024	Variance (%)
	$	$
Cash and cash equivalents	422,283	106,653	296%
Amounts receivable	9,357	2,569	264%
Inventories	7,845	8,695	(10)%
Other current assets	2,803	4,903	(43)%
Assets classified as held for sale	37,523	430	8626%
Total Current Assets	479,811	123,250	289%
Investment in associates	15,092	12,183	24%
Other investments	15,496	10,333	50%
Mining interests and property, plant and equipment	644,326	593,793	9%
Exploration and evaluation	89,635	86,258	4%
Other assets	17,914	31,085	(42)%
Total Assets	1,262,274	856,902	47%
Total Current Liabilities	331,851	144,501	130%
Long-term debt and lease liabilities	137,786	5,964	2210%
Deferred consideration and contingent payments	5,364	8,635	(38)%
Contract liability	4,041	42,344	(90)%
Flow-through premium liability	8,334	—	100%
Environmental rehabilitation provision	92,209	84,829	9%
Total Liabilities	579,585	286,273	102%
Total Equity	682,689	570,629	20%
Total Liabilities and Equity	1,262,274	856,902	47%

The Company's cash and cash equivalents balance on December 31, 2025 increased from the amount held on December 31, 2024, as described in section 9. Cash Flows. The increase in cash and cash equivalents in Q4 2025 is mainly due to the gross proceeds from the October 2025 private placement totaling $82.5 million.

Accounts receivable increased primarily due to the Tintic Project’s gold sales receivable.

The increase in mining interests and property, plant and equipment is mainly due to the additions related to the Cariboo Gold Project underground development, the preparation of the 2025 FS and the pre-construction and detailed engineering work partially offset by the $25.8 million impairment of the assets related to QR Mill. On December 31, 2025, the net book value related to the QR Mill Mining Interest was entirely impaired.

Other assets decreased primarily due to the reclassification of Sapuchi other assets as asset held for sale (refer to section 15 – Discontinued Operations). The 2024 amount was mainly explained by the value-added tax receivables in Mexico.

The increase in current liabilities is mainly due to the increase in the fair value of the warrants classified as current liabilities, reflecting both the appreciation in the Company's share price and the issuance of warrants in connection with the concurrent non-brokered and brokered private placements completed in Q3 2025. The other current liabilities increase is also explained by the reclassification of Sapuchi’s liabilities as liabilities associated with assets held for sale (refer to section 15 – Discontinued Operations).

Osisko Development Corp.	Management's Discussion and Analysis
For the three and twelve months ended December 31, 2025

The increase in long-term debt is due to the additions to mining equipment financings and the closing of the 2025 Financing Facility, which included an initial draw of US$100 million ($137.2 million) partially offset by the repayment of the remaining US$25 million ($34.2 million) related to the 2024 Credit Facility.

The increase in environmental rehabilitation provision is explained by the accretion expense for Q4 2025, the impact related estimate revisions as at December 31, 2025, and the recognition of an additional environmental rehabilitation obligation not associated with any recognized asset.

The decrease in contract liability is mainly due to the reclassification of Sapuchi’s liabilities as liabilities associated with assets held for sale (refer to section 15 – Discontinued operations).

10.1.Investment in associates and other investments

The Company's assets include a portfolio of shares, mainly of Canadian publicly traded exploration and development mining companies. The Company may, from time to time and without further notice except as required by law or regulations, increase or decrease its investments at its discretion.

Fair value of marketable securities

The following table presents the carrying value and fair value of the remaining investments in marketable securities (excluding warrants and convertible debt) as at December 31, 2025 and December 31 2024 (in thousands of dollars):

	December 31, 2025		December 31, 2024
	Carrying	Fair	Carrying	Fair
Investments	value(i)	value(ii)	value(i)	value(ii)
	$	$	$	$
Associates	15,092	29,173	12,183	19,639
Other	15,496	15,496	10,333	10,333
	30,588	44,669	22,516	29,972

(i)	The carrying value corresponds to the amount recorded on the consolidated statement of financial position, which is the equity method for investments in associates and the fair value for the other investments, as per IFRS 9, Financial Instruments.
(ii)	The fair value corresponds to the quoted price of the investments on a recognized stock exchange or the share price of the most recent private placement for private companies, for the respective period.

Main Investments

The following table presents the main investments of the Company in marketable securities as at December 31, 2025:

	Number of
Company	Shares Held	Ownership
		%
Falco Resources Limited (associate)	54,925,240	15.9%

Falco Resources Limited

Falco's main asset is the Horne 5 gold project, for which the summarized results of an updated feasibility study were released on March 24, 2021. In January 2024, Falco announced that it had entered into an operating license and indemnity agreement (the "OLIA") with Glencore Canada Corporation (“Glencore”) pursuant to which, Glencore granted Falco, subject to terms and conditions contained in the OLIA, a license to utilize a portion of its lands in which Falco will use to develop and operate the Horne 5 gold project.

As at December 31, 2025, the Company holds 54,925,240 common shares representing a 15.9% interest in Falco (16.0% as at December 31, 2024). The Company concluded that it exercises a significant influence over Falco and accounts for its investment using the equity method.

Osisko Development Corp.	Management's Discussion and Analysis
For the three and twelve months ended December 31, 2025

On October 17 2025, the Company, through its wholly-owned subsidiary, Barkerville, acquired 6,250,000 units of Falco at a price of $0.32 per unit for an aggregate purchase price of $2.0 million, in connection with a "bought deal" private placement of 41,005,000 units completed by Falco. Each unit consisted of (i) one common share of Falco and (ii) one-half of one common share purchase warrant of Falco. As a result of and immediately following completion of the private placement, the Company owned or controlled, indirectly through its wholly-owned subsidiary, approximately 15.9% of the issued and outstanding common shares on a basic non-diluted basis.

On March 3, 2025, Falco announced that it had received a letter from the Québec Ministry of Environment regarding its Horne 5 Project. The Ministry raised concerns about the air quality modeling submitted by Falco, specifically its compliance with section 197 of the Clean Air Regulations (“CAR”). The Ministry asserts that the project's atmospheric dispersion modeling does not conform to CAR and could increase contaminant concentrations in the air of Rouyn-Noranda. Falco disagrees, stating that their modeling shows minimal contributions to atmospheric emissions, well below regulatory limits.

The Ministry's interpretation of CAR could prevent the development of any project in regions where ambient air contaminants exceed regulatory limits. Additionally, the Ministry highlighted other environmental concerns, including the preservation of water quality and the location of mine tailings management facilities.

On January 21, 2026, Falco announced that it was advancing through the final stages of project environmental acceptability and towards the receipt of the Québec ministerial decree.

10.2.Financings

For a breakdown of the Company's use of proceeds, refer to Summary of Use of Proceeds from Financings below.

2025 October Private Placement

On October 29, 2025, the Company completed a private placement offering of 15,409,798 Common Shares for aggregate gross proceeds of approximately $82.5 million. The offering is comprised of the following issuances:

●	LIFE Offering: issuances made pursuant to the "listed issuer financing exemption" available under Part 5A of National Instrument 45-106 – Prospectus Exemptions ("NI 45-106"), as amended by Coordinated Blanket Order 45-935 – Exemptions from Certain Conditions of the Listed Issuer Financing Exemption in each of the provinces and territories of Canada, in three tranches:
-	2,990,000 Common Shares that will qualify as "flow-through shares" ("FT Shares") within the meaning of subsection 66(15) of the Income Tax Act (Canada) (the "Tax Act") at a price of C$6.69 per FT Share for gross proceeds of approximately $20.0 million;
-	1,444,000 Common Shares to certain eligible British Columbia resident subscribers (the "BC FT Shares", and together with the FT Shares, the "Flow-Through Shares") that will qualify as "flow-through shares" within the meaning of subsection 66(15) of the Tax Act at a price of C$6.93 per BC FT Share for gross proceeds of approximately $10.0 million; and
-	4,182,000 Common Shares at a price of $4.78 per Common Share for gross proceeds of approximately $10.0 million.
●	Concurrent Private Placement: 6,793,798 Common Shares at a price of C$4.78 per Common Share for gross proceeds of approximately $32,5 million.

2025 August Private Placement

On August 15, 2025, the Company completed a “bought deal” brokered private placement of 58,560,000 units of the Company at a price of US$2.05 per unit for aggregate gross proceeds of US$120.0 million (the “2025 August Brokered Private Placement”). Concurrently with the brokered private placement, the Company completed a non-brokered private placement of 40,505,330 units at a price of US$2.05 for aggregate gross proceeds of approximately US$83.0 million (the

Osisko Development Corp.	Management's Discussion and Analysis
For the three and twelve months ended December 31, 2025

“2025 August Non-Brokered Private Placement” and, together with the 2025 August Brokered Private Placement, the “2025 August Private Placement”). Each unit consists of one Common Share and one-half of one Common Share purchase warrant of the Company. Each whole warrant entitles the holder to acquire one Common Share at an exercise price of US$2.56 for a period of 24 months following the closing date. At any time following the 15-month anniversary of the closing date, if the closing price of the Common Shares exceeds the exercise price for 20 or more consecutive trading days, the Company may, within 10 days following such occurrence, deliver a notice to the holders thereof accelerating the expiry date of the warrants to a date that is 30 days after the date of such notice.

2025 Financing Facility

On July 21, 2025, the Company entered into the Credit Agreement with Appian with respect to a senior secured project loan credit facility totaling US$450.0 million for the development and construction of the Cariboo Gold Project. The 2025 Financing Facility is structured in two tranches aligned with the Cariboo Gold Project’s planned development timeline. On July 21, 2025, an initial draw of US$100.0 million ($137.2 million) was completed. Subsequent draws of US$350.0 million to be drawn in up to four subsequent tranches will be available for a period up to 36 months subject to the satisfaction of certain project milestones and other customary conditions.

Subsequent financings

On February 3, 2026, the Company completed a prospectus offering (announced January 26, 2026) of Common Shares. The Offering was completed on a "bought deal" basis, pursuant to an underwriting agreement dated January 27, 2026, among the Company and a syndicate of underwriters comprising National Bank Capital Markets, RBC Capital Markets and Cantor, as co-lead underwriters and co-bookrunners, and BMO Capital Markets (collectively, the "Underwriters"). Pursuant to the Offering, the Company issued an aggregate of 40,607,650 Common Shares at a price of US$3.54 per Common Share for aggregate gross proceeds of approximately US$143.8 million (C$196.2 million), including the exercise in full by the Underwriters of their over-allotment option.

Prior years financings

2024 Credit Facility

On March 1, 2024, the Company, as guarantor, and Barkerville, its wholly owned subsidiary, as borrower, entered into the Credit Facility agreement with National Bank of Canada, as lender and administrative agent, and National Bank Financial Markets, as mandated lead arranger and sole bookrunner, in connection with a US$50 million delayed draw term loan. The Credit Facility had an original term of 12 months from the closing date, being February 28, 2025. On June 10, 2024, the Company entered into an amending agreement to the Credit Facility to extend the maturity date of the Credit Facility to October 31, 2025, subject to the Company completing a capital raise of at least US$20 million prior to October 31, 2024. With the closing of the two tranches of the 2024 Non-Brokered Private Placement, totaling gross proceeds of US$34.5 million in October 2024, the maturity date was extended to October 31, 2025.

The amendments also provide for a reduction in the mandatory prepayment amount to 50% for the incremental capital raised in excess of US$25 million in respect of certain financings. The Credit Facility will be exclusively used to fund ongoing detailed engineering and pre-construction activities at the Cariboo Gold Project. On March 1, 2024, an amount of US$25.0 million ($33.9 million) was drawn under the Credit Facility, net of US$0.7 million ($0.9 million) of fees. On September 4, 2024, an amount of US$25.0 million ($33.8 million) was drawn under the Credit Facility, net of US$0.7 million ($1.0 million) of fees.

Following the completion of the 2024 Non-Brokered Private Placement and the 2024 Brokered Private Placement, the Company made mandatory prepayments under its Credit Facility totaling US$25.0 million ($35.0 million) in October and November 2024.

In connection with the initial draw of US$100.0 million under the 2025 Financing Facility, the Company repaid entirely the outstanding amount of US$25.0 million ($34.2 million).

Osisko Development Corp.	Management's Discussion and Analysis
For the three and twelve months ended December 31, 2025

2024 Non-Brokered Private Placement

The Company completed the 2024 Non-Brokered Private Placement of units pursuant to which the Company issued an aggregate of 19,163,410 units of the Company at a price of US$1.80 per unit for aggregate gross proceeds of approximately US$34.5 million ($46.8 million). The 2024 Non-Brokered Private Placement was completed in two tranches, comprised of the issuance of (i) 13,426,589 units at a price of US$1.80 per unit for gross proceeds of approximately US$24.2 million ($32.6 million), which closed on October 1, 2024 and (ii) 5,736,821 units at a price of US$1.80 per unit for gross proceeds of approximately US$10.3 million ($14.2 million), which closed on October 11, 2024.

Each unit was comprised of one Common Share and one Common Share purchase warrant of the Company entitling the holder thereof to purchase one Common Share at a price of US$3.00 on or prior to October 1, 2029. Issuance costs allocated to Common Shares amounted to $0.2 million and $0.5 million allocated to the warrants as other expense in the consolidated statement of loss.

2024 Brokered Private Placement

On November 12, 2024, the Company completed the 2024 Brokered Private Placement pursuant to which the Company issued an aggregate of 31,946,366 units of the Company at a price of US$1.80 per unit for aggregate gross proceeds of approximately US$57.5 million ($80.0 million), including the exercise in full of the option granted to the agents. Each unit was comprised of one Common Share and one Common Share purchase warrant of the Company entitling the holder thereof to purchase one Common Share at a price of US$3.00 on or prior to October 1, 2029.

In connection with the 2024 Brokered Private Placement, the agents were paid a cash commission equal to 4.5% of the aggregate gross proceeds. Issuance costs allocated to Common Shares amounted to $2.1 million and $2.0 million allocated to the warrants as other expense in the consolidated statement of loss.

For details on prior offerings from 2022 and 2023, of which there are no remaining proceeds, please refer to the Company's public disclosure on SEDAR+ (www.sedarplus.ca) under the Company's issuer profile, including the management's discussion and analysis for the three months ended March 31, 2025.

Summary of Use of Proceeds from Prior Financings

As at December 31, 2025 (in millions of dollars)

	Prior / Current	Actual
Description	Disclosure(1)	Spent	Remaining

2025 - October Private Placement	$82.5	$0.0	$82.5
Construction activities - CGP & Corporate G&A
2025 - August Brokered Private Placement	$165.7	$0.0	$165.7
Construction activities - CGP & Corporate G&A
2025 - August Non-Brokered Private Placement	$114.6	$0.0	$114.6
Construction activities - CGP & Corporate G&A
2025 - Financing Facility	$137.2	$125.7	$11.5
Construction activities - CGP		$91.5
Debt repayment		$34.2
2024 – Brokered Private Placement(2)	$80.0	$47.3	$32.7
Corporate G&A & working capital		$19.1
Debt repayment		$28.2
2024 – Non-Brokered Private Placement(2)	$46.8	$46.8	$nil
Corporate G&A & working capital		$40.4
Debt repayment		$6.4
2024 – Credit Facility(3)	$67.7	$67.7	$nil
Cariboo Gold Project - Detail engineering and pre-construction activities

Notes:

1	Amounts presented are on a gross basis.

Osisko Development Corp.	Management's Discussion and Analysis
For the three and twelve months ended December 31, 2025

2	The remaining net proceeds as at December 31, 2025 from the 2024 Brokered Private Placement is approximately $39.6 million The Company intends to use such remaining net proceeds for the advancement of its mineral assets and corporate general and administrative costs and working capital.
3	As outlined above, the Credit Facility was repaid in connection with the initial draw under the 2025 Financing Facility.

11.SUMMARY OF QUARTERLY RESULTS

Selected financial results for the previous quarters reported, which have been derived from the financial statements prepared in accordance with IFRS are shown in the table below (in thousands of dollars, except per share amounts):

	Q4 2025	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023
Revenues	24,210	4,409	6,859	—	—	161	2,632	1,767	6,118
Net income (loss)	66,004	(150,282)	(47,404)	(37,330)	(15,812)	(33,864)	(28,680)	(7,988)	(138,095)
Net income (loss) per share	0.26	(0.80)	(0.35)	(0.27)	(0.13)	(0.40)	(0.34)	(0.09)	(1.64)
Net income (loss) diluted per share	0.24	(0.80)	(0.35)	(0.27)	(0.13)	(0.40)	(0.34)	(0.09)	(1.64)

The Company recorded impairment charges during certain of the previous quarters. An impairment charge of $25.8 million related to the QR Mill, $5.4 million for certain individual assets at the Cariboo Gold Project and $138.4 million mainly related to the Tintic Project were respectively recorded in Q1 2025, Q1 2024 and Q4 2023. In addition to impairment charges described above, net loss for each of the quarters reported are impacted by changes in fair value of warrants liability and fluctuation in foreign exchange rates.

12.TRANSACTIONS BETWEEN RELATED PARTIES

Please refer to details on the related party transactions in Note 31 of the Company’s audited consolidated financial statements for the years ended December 31, 2025 and 2024.

13.COMMITMENTS AND CONTRACTUAL OBLIGATIONS

As of December 31, 2025, the Company had the following minimum contractual obligations and commitments (in thousands of dollars):

	Total(1)	Less than 1 year	1‑2 years	More than 3 years
Accounts payable and accrued liabilities	30,594	30,594	—	—
Lease obligations	3,853	1,482	2,371	—
Mining equipment financings (Principal)	12,178	5,653	5,898	627
Financing Facility (Principal) (2)	129,844	0	129,844	0
Deferred consideration(3) and contingent payments	8,791	3,427	3,427	1,937
Purchase obligations	8,100	6,272	1,828	—
Capital commitments	90,543	62,069	26,592	1,882
Total	283,903	109,497	169,960	4,446

Notes:

(1)	The timing of certain capital payments is estimated based on the forecasted timeline of the projects. Certain commitments can be canceled at the discretion of the Company with little or no financial impact.
(2)	In connection with the initial draw of US$100.0 million under the 2025 Financing Facility in July 2025, the Company repaid entirely the outstanding amount of US$25.0 million ($34.2 million).
(3)	The deferred consideration obligation of US$5.0 million ($6.8 million) can be settled in cash or by issuing the equivalent number of Common Shares at the applicable settlement dates.

Osisko Development Corp.	Management's Discussion and Analysis
For the three and twelve months ended December 31, 2025

14.SEGMENTED DISCLOSURE

The Company operates under a single operating segment, being the acquisition, exploration and development of mineral properties. The assets related to the exploration, evaluation and development of mining projects are located in Canada (Barkerville), in USA (Tintic) and in Mexico prior to classification of the Mexcian operations as asset held for sale in 2025 (refer to section 15 – Discontinued Operations), and are detailed as follow as at December 31, 2025 (in thousands of dollars):

Non-Current Assets

	December 31, 2025
	Canada	Mexico	USA	Total
	$	$	$	$
Other assets (non-current)	15,791	—	2,123	17,914
Mining interests and property, plant and equipment	588,776	—	55,550	644,326
Exploration and evaluation	6,091	—	83,544	89,635
Total non-current assets (excluding investments)	610,658	—	141,217	751,875

	December 31, 2024
	Canada	Mexico	USA	Total
	$	$	$	$
Other assets (non-current)	10,864	15,499	4,722	31,085
Mining interests and property, plant and equipment	497,816	32,793	63,184	593,793
Exploration and evaluation	4,464	-	81,794	86,258
Total non-current assets (excluding investments)	513,144	48,292	149,700	711,136

Mining Interests and Property, Plant and Equipment

	December 31, 2025
	Canada	Mexico	USA	Total
	$	$	$	$
Compensation	10,744	—	6,369	17,113
Exploration, including drilling	71,416	—	—	71,416
Consulting expenditures	86,437	—	1,006	87,443
Acquisition cost	258,152	—	169,175	427,327
Asset retirement obligation	37,959	—	3,465	41,424
Depreciation	10,785	—	1,867	12,652
Mining tax credits	(12,979)	—	—	(12,979)
Impairment	(84,344)	—	(160,484)	(244,828)
Other	87,934	—	17,886	105,820
Mining interest	466,104	—	39,284	505,388
Property, plant and equipment	122,673	—	16,265	138,938
Total	588,777	—	55,549	644,326

Osisko Development Corp.	Management's Discussion and Analysis
For the three and twelve months ended December 31, 2025

	December 31, 2024
	Canada	Mexico	USA	Total
	$	$	$	$

Compensation	8,320	4,875	6,369	19,564
Exploration, including drilling	66,004	18,928	—	84,932
Consulting expenditures	79,755	128	926	80,809
Acquisition cost	258,152	57,038	169,175	484,365
Asset retirement obligation	32,582	15,730	3,953	52,265
Depreciation	7,952	(4,785)	3,022	6,189
Mining tax credits	(12,979)	—	—	(12,979)
Impairment	(59,000)	(81,000)	(160,484)	(300,484)
Other	59,672	12,454	19,883	92,009
Mining interest	440,458	23,368	42,844	506,670
Property, plant and equipment	57,358	9,425	20,340	87,123
Total	497,816	32,793	63,184	593,793

	Canada	USA	Total
For the year ended December 31, 2025	$	$	$
Revenues	—	35,478	35,478
Cost of sales	—	(13,855)	(13,855)
Other operating costs	(42,483)	(4,377)	(46,860)
General and administrative	(25,059)	(3,321)	(28,380)
Impairment of assets	(28,108)	—	(28,108)
Operating (loss) income from continuing activities	(95,650)	13,925	(81,725)

	Canada	USA	Total
For the year ended December 31, 2024	$	$	$
Revenues	293	4,267	4,560
Cost of sales	(224)	(4,553)	(4,777)
Other operating costs	(21,561)	(7,439)	(29,000)
General and administrative	(23,912)	(3,518)	(27,430)
Impairment of assets	(4,894)	(847)	(5,741)
Operating loss from continuing activities	(50,298)	(12,090)	(62,388)

15.DISCONTINUED OPERATIONS

On November 24, 2025, the Company entered into an agreement to sell its 100% interest in the San Antonio Gold Project, located in Sonora, Mexico to Axo. On January 27, 2026, the Company completed the sale of its 100% interest in the San Antonio Gold Project, held through Sapuchi Minera to Axo. The transaction was executed through the sale of all issued and outstanding equity interests of Sapuchi to Axo. At closing, the Company received 15,325,841 common shares of Axo, representing 9.99% of Axo’s outstanding shares on a non‑diluted basis. The Company is also entitled to certain contingent deferred payments in connection with the sale, as well as an anti-dilution provision whereby a qualifying financing under the agreement triggers the issuance of Axo shares in favor to the Company. Subsequent to closing, the Company received an additional 2,363,516 Axo common shares pursuant to the anti‑dilution provision triggered by a qualifying financing. In addition to the shares received at closing, the Company is entitled to certain contingent deferred payments, including:

Osisko Development Corp.	Management's Discussion and Analysis
For the three and twelve months ended December 31, 2025

●	A cash payment equal to 70% of any Mexican VAT refund relating to periods ending on or before closing;
●	US$2 million payable in cash or Axo shares upon Axo’s filing of a NI 43‑101 compliant feasibility study; and
●	US$2 million payable in cash upon the Project’s first gold pour.

Based on management’s estimates, the total consideration for the transaction is approximately $15.6 million. The Company expects to recognize a non‑recurring gain on disposal in fiscal 2026, driven by the difference between the estimated total consideration of $15.6 million and the carrying value of Sapuchi at the time of derecognition.

The Sapuchi operations have been classified as discontinued operations in the statement of profit and loss and presented as assets held for sale in the Company’s 2025 financial statements.

The following tables summarize the financial information related to Sapuchi:

Summarized balance sheet

2025
$

Current assets	3,208
Non-current assets	34,315
Total assets held for sale	37,523

Current liabilities	4,432
Non-current liabilities	54,014
Total liabilities associated with assets held for sale	58,446

The activities of Sapuchi represented one of three geographic segments of the Company, namely Mexico. This segment was deemed to have been disposed of and its results of operations and cash flows have been reclassified as discontinued operations. The following table summarizes the results of operations included as discontinued operations on the consolidated statements of loss for the three months and the years ended December 31, 2025 and 2024:

	Three months ended		Year ended
	December 31,		December 31,
	2025	2024	2025	2024
(In thousands of dollars)	$	$	$	$

Other operating expenses	(1,275)	(4,006)	(14,520)	(10,917)
Other income (expense), net	6,052	(4,159)	4,982	(18,173)
Net profit (loss)	4,777	(8,165)	(9,538)	(29,090)

Sapuchi

16.OFF-BALANCE SHEET ITEMS

There are no significant off-balance sheet arrangements, other than contractual obligations and commitments mentioned above.

17. RISKS AND UNCERTAINTIES

The Company's activities, being the acquisition, exploration, and development of mineral properties in Canada and worldwide, is speculative and involves a high degree of risk. Certain factors, including but not limited to, unforeseen geological conditions; changes to mine plan optimization; equipment failures; shortages of skilled labour and contractors; increases in the cost of materials, equipment or energy; design modifications; delays related to permitting or receipt of government approvals; adverse weather or climate conditions; and community, indigenous or community opposition, could materially affect the Company's financial condition costs and development timelines (including those outlined in section 6 –

Osisko Development Corp.	Management's Discussion and Analysis
For the three and twelve months ended December 31, 2025

Exploration and Evaluation / Mining Development Activities), and/or future operating results, and could cause actual events to differ materially from those described in forward-looking statements made by or related to the Company. Refer to the "Cautionary Note Regarding Forward-Looking Information" for more information.

In addition, the development of mining projects often requires substantial capital expenditures, and delays or cost overruns may require the Company to seek additional financing, which may not be available on favorable terms or at all. If the Company is unable to complete construction and development of the Cariboo Gold Project on a timely and cost-effective basis, or if operating performance following commissioning is materially lower than expected, the project may fail to achieve anticipated economic results. Any such events could have a material adverse effect on the Company's business, financial condition and results of operations.The reader should carefully consider these risks as well as the information disclosed herein and, in the Company's most recent audited consolidated financial statements for the year ended December 31, 2025 and 2024.

The Company's view of risks is not static, and readers are cautioned that there can be no assurance that all risks to the Company, at any point in time, can be accurately identified, assessed as to significance or impact, managed or effective controlled or mitigated. There can be additional new or elevated risks to the Company that are not described herein.

For a comprehensive discussion of the risk factors that may affect the Company, its business operations and financial performance, refer to the risk disclosure under the heading "Risk Factors" contained in the Company's annual information form dated March 27, 2026, for the year ended December 31, 2025 (the "AIF"), which disclosure is hereby incorporated by reference herein. The AIF and other publicly filed disclosure regarding the Company, which are available electronically on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under Osisko Development's issuer profile.

18.DISCLOSURE CONTROLS, PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING (ICFR)

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed in reports files with the securities regulatory authorities are recorded, processed, summarized and reported in a timely fashion. The disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in such reports is then accumulated and communicated to the Company’s management to ensure timely decisions regarding required disclosure. Management regularly reviews disclosure controls and procedures; however, they cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due to error or fraud. The Chief Executive Officer and Chief Financial Officer, along with Management, have evaluated and concluded that the Company’s disclosure controls and procedures were effective and appropriately designed as at December 31, 2025.

Management’s Report on Internal Control over Financial Reporting

The Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining internal controls over financial reporting. The Company’s internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Under the supervision of the Chief Executive Officer and Chief Financial Officer, management evaluated the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025. In making the assessment, management used the criteria set forth in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, the Chief Executive Officer and Chief Financial Officer, together with Management, have evaluated whether there were changes to the ICFR during the three months ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR. No such changes were identified through their evaluation.

Osisko Development Corp.	Management's Discussion and Analysis
For the three and twelve months ended December 31, 2025

Limitations of Controls and Procedures

Management, including the Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the reality judgments in decision making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

19.BASIS OF PRESENTATION OF THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Please refer to the basis of presentation and statement of compliance in Note 2 of the Company’s audited consolidated financial statements for the year ended December 31, 2025.

20.CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The determination of estimates requires the exercise of judgment based on various assumptions and other factors such as historical experience and current and expected economic conditions. Actual results could differ from those estimates.

Critical accounting estimates and assumptions as well as critical judgments in applying the Company’s accounting policies are detailed in the audited consolidated financial statements for the years ended December 31, 2024 and 2023.

21.FINANCIAL INSTRUMENTS

All financial instruments are required to be measured at fair value on initial recognition. The fair value is based on quoted market prices, unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques like discounted cash flows, the Black-Scholes option pricing model or other valuation techniques. Measurement in subsequent periods depends on the classification of the financial instrument. A description of financial instruments and their fair value is included in the audited consolidated financial statements for the year ended December 31, 2025.

22.TECHNICAL INFORMATION

Scientific and technical information in this MD&A relating to the Cariboo Gold Project and the 2025 FS on the Cariboo Gold Project is supported by the Cariboo Technical Report filed on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under Osisko Development's issuer profile.

Scientific and technical information in this MD&A relating to the Tintic Project is supported and qualified in its entirety by the full text of the Tintic Technical Report. A copy of the Tintic Technical Report is available on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under the Company's issuer profile. Each of the authors of the Tintic Technical Report is a "qualified person" and "independent" of the Company within the meaning of NI 43-101.

This MD&A uses the terms measured, indicated, and inferred mineral resources as a relative measure of the level of confidence in the resource estimate, as well as probable mineral reserves (and not proven mineral reserves) as a relative

Osisko Development Corp.	Management's Discussion and Analysis
For the three and twelve months ended December 31, 2025

measure of confidence in the mineral reserve estimate. Readers are cautioned that mineral resources are not economic mineral reserves and that the economic viability of mineral resources that are not mineral reserves has not been demonstrated. The estimate of mineral resources may be materially affected by geology, environmental, permitting, legal, title, socio-political, marketing, or other relevant issues. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to an indicated or measured mineral resource category. The mineral resource estimate is classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum's "CIM Definition Standards on Mineral Resources and Mineral Reserves" incorporated by reference into NI 43-101. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies or economic studies except for a preliminary economic assessment as defined under NI 43-101. Readers are cautioned not to assume that further work on the stated resources will lead to mineral reserves that can be mined economically.

For readers to fully understand the information in the Cariboo Technical Report and Tintic Technical Report, reference should be made to the full text of the Cariboo Technical Report and Tintic Technical Report, respectively, in their entirety, including all assumptions, qualifications and limitations thereof. The Technical Reports are intended to be read as a whole, and sections should not be read or relied upon out of context.

The scientific, geological, and technical information contained in this MD&A has been reviewed and approved by Scott Smith, P.Geo., Vice President - Exploration of Osisko Development, and is considered a "qualified person" within the meaning of NI 43-101.

23.SHARE CAPITAL STRUCTURE

As of the date of this MD&A, the following number of common shares of the Company and other securities of the Company exercisable for common shares of the Company are outstanding:

Securities	Common shares on exercise
Common shares	304,596,755
Stock options	5,328,460
RSUs	817,797
DSUs	1,767,232
Warrants	115,645,398
Fully diluted share capital	428,155,642

24.APPROVAL

The Board oversees Management's responsibility for financial reporting and internal control systems through its Audit Committee. The Audit Committee meets quarterly with Management and with Company’s independent auditors to review the scope and results of the annual audit and quarterly reviews, respectively, and to review the financial statements and related financial reporting and internal control matters before the financial statements are approved by the Board and submitted to the shareholders. The Board has approved the audited consolidated financial statements, and the disclosure contained in this MD&A as of March 27, 2026.